   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1999



                                                      REGISTRATION NO: 333-88737

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         INFINITE TECHNOLOGY GROUP LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

            NEW YORK                             7379                            11-3140209
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                            ------------------------

                         INFINITE TECHNOLOGY GROUP LTD.
                              77 JERICHO TURNPIKE
                            MINEOLA, NEW YORK 11501
                                 (516) 877-1605
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                  MARK DRESNER
                             CHAIRMAN OF THE BOARD
                         INFINITE TECHNOLOGY GROUP LTD.
                              77 JERICHO TURNPIKE
                            MINEOLA, NEW YORK 11501
                                 (516) 877-1605
      (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE OF PROCESS)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                            ------------------------

               CRAIG S. LIBSON, ESQ.                              KENNETH S. GOODWIN, ESQ.
         PARKER DURYEE ROSOFF & HAFT, P.C.                      COLEMAN, RHINE & GOODWIN LLP
                 529 FIFTH AVENUE                                   750 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10017                             NEW YORK, NEW YORK 10022
             TELEPHONE: (212) 599-0500                            TELEPHONE: (212) 317-8880
            TELECOPIER: (212) 972-9487                           TELECOPIER: (212) 317-1970

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



________________________________________________________________________________

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY U.S. FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1999


PROSPECTUS

                                2,000,000 SHARES
                                     [LOGO]
                         INFINITE TECHNOLOGY GROUP LTD.
                                  COMMON STOCK

------------------------

     This is an initial public offering of common stock by Infinite Technology Group Ltd. There is currently no public market for our common stock. We anticipate that the initial public offering price will be between $9.50 and $11.50 per share.


                            ------------------------

     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol 'ITGL.'


                            ------------------------

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to Infinite Technology Group, before expenses......   $          $

                            ------------------------

     Infinite Technology Group has granted the underwriter an option for a period of 30 days to purchase up to 300,000 additional shares of common stock.


                            ------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE 'RISK FACTORS' BEGINNING ON PAGE 6.


                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                      AUERBACH, POLLAK & RICHARDSON, INC.

                                               , 1999

                               TABLE OF CONTENTS


                                        PAGE
                                        ---
Prospectus Summary....................    3
Risk Factors..........................    6
Forward-Looking Statements............   12
Use of Proceeds.......................   12
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Selected Combined Financial Data......   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17
Business..............................   22

                                        PAGE
                                        ---

Management............................   30
Certain Transactions..................   37
Principal Shareholders................   39
Description of Capital Stock..........   40
Shares Eligible for Future Sale.......   41
Underwriting..........................   42
Legal Matters.........................   44
Experts...............................   45
Where You Can Find More Information...   45
Index to Combined Financial
  Statements..........................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including 'Risk Factors' and the financial statements, before making an investment decision.

                                  OUR COMPANY

OVERVIEW


     Infinite Technology Group is a broad-based and versatile independent supplier of information technology (IT) services. We are a full service provider of Internet and e-commerce services that identifies, designs, builds, deploys and maintains comprehensive solutions for major U.S. corporations and other users of large-scale computing systems.


     Our business strategy targets two primary areas:


      Internet/e-commerce solution design and implementation, including hosting, where a client's solution resides on our server, and maintenance of interactive applications; and


      Information technology systems integration, system maintenance and hardware and software sales.

     We originated in 1993 principally as a value-added reseller of computer hardware systems and components. During the past three years we have shifted our focus towards a services orientation by adding systems integration, maintenance and on-site consulting services. The Internet and its effect on commerce and communications has provided an opportunity for us to build on our skills and experience to provide Internet architecture services.


     We currently serve approximately 75 clients in the Northeast, primarily in the New York metropolitan area. Our clients include 1-800-FLOWERS.com, Chase Manhattan Bank, Citibank, StarMedia, Time Inc., CNN, Simon & Schuster, TIAA CREF, The Bank of New York, and Compaq Computer. With our new data center presence in the Washington, D.C. area, we expect to expand our business significantly to clients in that area as well.





     We combine an extensive understanding of Internet technologies, a proven track record of systems integration and strategic relationships with major technology manufacturers, such as SUN Microsystems and Compaq/Digital Equipment Corporation. Our ability to provide not only the design and consulting services, but also the configuration and integration of the system, the Internet access, the Internet solution hosting, as well as the ongoing maintenance and support services, permits us to offer our clients a long-term commitment and relationship in which we assume full responsibility for the implementation and continuing success of their Internet projects. We believe our ability to combine an extensive array of products and services gives us a competitive advantage. Our offerings include:



 Strategic consulting                        System/Network design
 Internet access                             Systems integration
 Hardware and software sales                 Creative design services
Internet protocol based application          System support and maintenance
  development                                Security and virtual private networks



     Our expansion and growth has come from applying our expertise and client and supplier relationships to new business opportunities arising from the changing information technology environment. Our goal is to continually grow and expand our capabilities, revenue and profitability. We expect this growth to come from internal expansion of our capacity and the increase in business opportunities presented by our existing client base, as well as by acquisition of complementary businesses which bring new capabilities and/or additional customer bases.


     The Internet projects we undertake generally fall into two categories:


          'Internet-enable' existing 'brick and mortar' businesses. Creating an Internet presence for clients to provide communication and/or e-commerce capabilities for an existing business, by integrating existing 'legacy' systems to function seamlessly with Internet based technologies.

          'Concept-to-commerce' services. Assessing the technical feasibility of developing web-based and e-commerce businesses and designing and implementing an infrastructure for the new business venture.





     Our principal executive offices are located at 77 Jericho Turnpike, Mineola, New York 11501, our telephone number is (516) 877-1605 and our Internet website address is www.infinitetech.com. The information contained on our Internet site is not part of this prospectus.



     Concurrent with the closing of our initial public offering, Infinite Technology Information Services, Inc., a corporation owned by members of our management, will be merged into our Mercury Internet Services, Inc. subsidiary. That transaction is referred to in this prospectus as the ITIS Merger and is described in detail in 'Certain Transactions.' Information in this prospectus gives effect to such merger as if it occurred prior to this offering.


                                  THE OFFERING


Common stock offered................  2,000,000 shares
Common stock to be outstanding after
  the offering......................  8,000,000 shares
Use of proceeds.....................  We plan to use the net proceeds of this offering to repay bank debt, to acquire ITIS, to expand our
                                      Internet data centers, to pay S corporation
                                      distributions to our existing shareholders, to make a
                                      loan to one of our officers, for possible acquisitions
                                      of complementary businesses, and for working capital
                                      and general corporate purposes.
Risk factors........................  The securities we are offering involve a high degree of risk and immediate substantial dilution to new
                                      investors and should not be purchased by investors who
                                      cannot afford the loss of their entire investment. See
                                      'Risk Factors' and 'Dilution.'
Proposed Nasdaq National Market
  symbol............................  ITGL


     Unless stated otherwise, the information contained in this prospectus (1) assumes that our common stock will be sold at $10.50 per share, and (2) assumes that the underwriter's over-allotment option is not exercised.

                             SUMMARY FINANCIAL DATA


     The following table summarizes the combined financial data for our business. You should read the following summary financial data together with 'Management's Discussion and Analysis of Financial Condition and Results of Operations', and our Combined Financial Statements and the corresponding Notes, beginning on page F-1 of this prospectus.



                                                                                 NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ----------------------------------------------   -----------------
                                 1994     1995      1996      1997      1998      1998      1999
                                 ----     ----      ----      ----      ----      ----      ----
                                  (UNAUDITED)                                       (UNAUDITED)
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.....................  $4,066   $16,837   $18,391   $22,906   $25,781   $18,757   $39,360
Operating income (loss).......     789        69       328       (29)     (177)     (434)    2,988
Net income (loss).............     789        68       281      (120)     (354)     (563)    2,733
Pro forma net income
  (loss)(1)...................     434        37       153       (74)     (242)     (385)    1,503
Pro forma net income (loss)
  per share:
     Basic....................  $  .07   $   .01   $   .03   $  (.01)  $  (.04)  $  (.06)  $   .24
     Diluted..................  $  .07   $   .01   $   .03   $  (.01)  $  (.04)  $  (.06)  $   .22



                                                               AS OF SEPTEMBER 30, 1999
                                                              ---------------------------
                                                                             PRO FORMA
                                                                ACTUAL     AS ADJUSTED(2)
                                                                ------     --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $      599      $10,019
Total assets................................................      17,415       27,335
Short-term debt(3)..........................................       4,100        3,600
Long-term debt..............................................         308          308
Total liabilities...........................................      13,614        9,814
Shareholders' equity........................................       3,801       17,521


------------

(1) For all periods presented, we were treated as an S corporation and were not subject to income taxes. Pro forma net income (loss) reflects Federal, state and local income taxes as if we had not elected S corporation status for income tax purposes. Upon completion of this offering, our S corporation status will terminate.




(2) The pro forma as adjusted balance sheet data reflects the net proceeds of the offering, or $18.6 million after deducting underwriting discounts and offering expenses; the $3.5 million of cash consideration to be paid in the ITIS Merger; repayment of $3.8 million in bank borrowings; a loan of $500,000 to Dr. Wolotsky; and the receipt of $5,000 each from Mr. Dresner and Mr. McGowan in payment of notes receivable from them in connection with their acquisition of ITIS common stock. Immediately following the closing of this offering, we intend to make an S corporation distribution aggregating approximately $1.4 million to Mr. Dresner and Mr. McGowan. This distribution is reflected in the pro forma as adjusted balance sheet data as a reduction of shareholders' equity.



(3) Since September 30, 1999, we have borrowed an additional $3.3 million under our bank line of credit. The additional borrowings were used to pay accounts payable. We are obligated to repay only the amount borrowed in excess of $3.5 million at the time our initial public offering is completed.

                                  RISK FACTORS

     Before you invest in our common stock, you should understand that such an investment involves various risks, including those described below. You should carefully consider the following risk factors as well as all of the other information contained in this prospectus before you decide to purchase shares of our common stock. As a consequence of any of the following risks, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

CERTAIN RISKS RELATING TO OUR BUSINESS


WE GENERATED NET LOSSES DURING 1997 AND 1998 AND MAY GENERATE LOSSES IN THE
FUTURE



     We incurred net losses of $120,328 and $354,061 for the years ended December 31, 1997 and 1998, respectively; however, we generated net income of $2,733,480 for the nine months ended September 30, 1999. At September 30, 1999, we had shareholders' equity of $3,801,303. If we had not elected S corporation status for income tax purposes, our pro forma net losses would have been $74,328 and $242,061 for the years ended December 31, 1997 and 1998, respectively, and our net income for the nine months ended September 30, 1999 would have been $1,503,480. If our revenues grow more slowly than we anticipate or if operating expenses exceed our expectations, we may be unable to sustain or increase profitability on a quarterly or annual basis.



WE MAY NOT BE ABLE TO RECRUIT AND RETAIN THE QUALIFIED PROFESSIONALS WE REQUIRE TO SUCCEED IN OUR BUSINESS



     Our future success depends in large part on our ability to recruit and retain project and engagement managers, strategists, engineers, and other technical personnel and sales and marketing professionals. In addition, we must recruit and retain professionals who have expertise in technology advances and developments so that they can fulfill the increasingly sophisticated needs of our clients. Qualified professionals are in great demand and are likely to remain a limited resource in the foreseeable future. Competition for qualified professionals is intense, and the industry turnover rate is high. If we are unable to recruit and retain a sufficient number of qualified employees, the growth of our business could be hindered. Futhermore, clients or other companies seeking to develop in-house capabilities may hire away some of our key employees.


WE DEPEND ON OUR SENIOR MANAGEMENT TEAM, AND THE LOSS OF ANY MEMBER MAY ADVERSELY AFFECT OUR BUSINESS


     We believe that our success will depend on the continued employment of our senior management team, particularly Mark Dresner, James McGowan and Paul Wolotsky. This dependence is especially important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team was unable or unwilling to continue in their present positions, such persons would be difficult to replace and, as a result, we may lose some of our client engagements. Any losses of client relationships could result in a decrease in our revenues.


POTENTIAL FUTURE ACQUISITIONS COULD BE DIFFICULT TO INTEGRATE AND COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     One of our strategies for growth is the acquisition of businesses. We may not be able to find and consummate acquisitions on terms and conditions reasonably acceptable to us. The acquisitions we do undertake may involve a number of special risks, including:

      Diversion of management's attention;

      Potential failure to retain key acquired personnel;


      Assumptions of unanticipated contractual liabilities and potential lawsuits;


      Difficulties integrating systems, operations and cultures; and

      Amortization of acquired intangible assets.

WE MAY NOT BE SUCCESSFUL IN EXPANDING OUR INTERNET SOLUTION SERVICES BUSINESS


     Our growth strategy focuses on our ability to continue to expand our Internet related services. Historically, we have derived most of our revenues from systems integration, hardware sales and system maintenance services. We may not be able to successfully generate significant revenues from the Internet services we plan to deliver or be able to deliver such services profitably. This may adversely impact the profitability of our remaining business activities and limit our ability to grow our business.



FAILURE TO MANAGE OUR GROWTH MAY DIMINISH OUR PROFITABILITY OR IMPAIR OUR ABILITY TO SERVICE OUR EXISTING BUSINESS



     We have grown rapidly in revenues and in the number of our employees and key executives. Our growth has resulted in new and increased responsibilities for management and will continue to place a significant strain on our management and our operating and financial systems. To accommodate the increased number of engagements and clients and the increased size of our operations, we will need to recruit and retain the appropriate personnel to manage our operations. We will also need to improve our operational, financial and management processes and systems. If we fail to successfully implement and integrate these systems or if we are unable to expand these systems to accommodate our growth, we may not have adequate, accurate or timely financial and operational information to effectively manage our business.



WE HAVE RELIED AND EXPECT TO CONTINUE TO RELY ON A LIMITED NUMBER OF CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUES. IF WE LOSE ONE OR MORE OF THESE CLIENTS, OUR FINANCIAL PERFORMANCE COULD SUFFER



     We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. The amount of work that we perform for a specific client is likely to vary from year to year, and a significant client in one year may not use our services in a subsequent year. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously diminish our revenues and our financial performance. In 1998, our ten largest clients generated approximately 60% of our revenues, with three clients, The Chase Manhattan Bank, Citibank and The Bank of New York, accounting for 22%, 12% and 11%, respectively, of our revenues.



WE DEPEND UPON SUN MICROSYSTEMS AS A KEY SUPPLIER. ANY INTERRUPTION IN THAT RELATIONSHIP WOULD GREATLY RESTRICT OUR BUSINESS ACTIVITIES



     For the fiscal year ended December 31, 1998 and for the nine months ended September 30, 1999, in excess of 80% of our revenues from hardware sales resulted from the sale of products manufactured by SUN Microsystems. Although we have had a long-standing relationship with SUN, this relationship may be terminated by SUN at will or upon relatively short notice. Our written reseller arrangements with SUN are not exclusive. If we lose our status as an authorized reseller of SUN products, or if either our relationship with SUN or the industry's perception of SUN as a leading manufacturer of high quality computers deteriorates, we could lose a significant portion of our hardware sales revenues.


OUR FAILURE TO MEET CLIENT EXPECTATIONS COULD RESULT IN LOSSES AND NEGATIVE PUBLICITY

     We create, implement and maintain applications that are often critical to our clients' businesses. Any defects or errors in our applications or failure to meet clients' expectations could result in:

      Delayed or lost revenues due to adverse client reaction;

      Requirements to provide additional services to a client at no charge;

      Negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

      Claims for substantial damages against us, regardless of our responsibility for such failure.


     While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could result in a large monetary judgment against us and could seriously harm our existing client relationships and our ability to attract new clients. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.


WE MAY LOSE MONEY ON FIXED-PRICE CONTRACTS


     Although a small portion of our revenues in 1998 was derived from fixed-price contracts relating to our systems maintenance service, we anticipate that this amount will increase in the future. If we miscalculate the resources or time we need to complete fixed-price engagements, our operating results could be seriously harmed. The risk that such miscalculations will occur is high because we work with complex technologies in compressed time frames.





OUR GROWTH WILL BE INHIBITED IF THE DEVELOPMENT OF INTERNET COMMERCE IS SLOWER THAN EXPECTED



     If Internet commerce does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be harmed. We have dedicated our resources and focused our business plan to service the growing need for Internet solutions arising from the acceptance and use of the Internet in commerce and communications. We have done so based on the presumption that a viable market for Internet solutions will emerge and be sustainable. If a viable and sustainable market for Internet solutions does not develop, our growth could be negatively affected. Even if an Internet solutions market develops, we may not be able to differentiate our services from those of our competitors. If we do not differentiate our services, our revenue growth and operating margins may decline, and we may not recover the resources dedicated to such efforts.





RAPID TECHNOLOGY CHANGES BY OTHERS COULD CAUSE A DECLINE IN OUR REVENUES



     The computer hardware and software sold and used by us is subject to rapid change and frequent introduction of new products and product enhancements. This results in relatively short product life cycles and rapid product obsolescence. If new or enhanced products are announced, clients may delay their purchasing decisions until such new or enhanced products are available. Our success depends in large part on the ability of SUN Microsystems and our other suppliers to identify and develop products that meet the changing requirements of the marketplace. If SUN and our other suppliers are unable to identify and develop these products, our continued success will depend upon our ability to identify and source substitute products from other vendors. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences.


WE COMPETE IN HIGHLY COMPETITIVE MARKETS AND ARE VULNERABLE TO LARGER AND MORE EXPERIENCED COMPETITORS

     Competition in the systems integration market and Internet solutions markets is intense. If we fail to compete successfully, our business could be seriously harmed. Our current competitors include, and may in the future include, the following:

      Systems integrators such as Andersen Consulting, IBM, Proxicom and Sapient Corporation;

      Information technology consulting services providers such as PricewaterhouseCoopers, KPMG, Electronic Data Systems and Computer Sciences Corporation;

      Emerging web consulting firms such as Agency.com, Razorfish, Scient Corporation and Viant Corporation;

      Internet service providers, such as US Web/CKS, Modem Media.Poppe Tyson, US Interactive and iXL Enterprises; and


      Internal management and information technology departments of current and potential clients.


     Many of our competitors are larger and have greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than us. As a result, our competitors may be better able to finance acquisitions or internal growth or respond to technological changes or client needs, making it more difficult for us to attract clients and skilled employees, and to otherwise compete.



     Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer. If we cannot compete effectively, our revenues and profitability could decline.



IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS OUR OPERATING RESULTS AND STOCK PRICE MAY DECREASE



     Proprietary software products or components, or business methodologies developed by us could provide us the ability to provide better or faster service to our clients or to provide unique services. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, any competitive advantage provided by such intellectual property could be eliminated, which could affect our revenues and profitability. In addition, although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may be a distraction to management.


YEAR 2000 ISSUES COULD ADVERSELY AFFECT OUR BUSINESS

     Many of our clients and potential clients have limited information technology budgets, and a substantial portion of their budgeted expenses through December 31, 1999, and potentially beyond, are for Year 2000 remediation and compliance projects. As our clients focus on Year 2000 issues, the amount available to our clients for funding the projects we typically undertake may be limited, which may result in fewer projects, especially large-scale, complex projects.


     The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the systems integration solutions we create for our clients. Our clients license software directly from third parties, and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. However, any failure on our part to provide Year 2000 compliant applications to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our financial condition and operating results.




OUR QUARTERLY REVENUES AND OPERATING RESULTS COULD BE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE


     Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly in the future. Our operating results could be volatile and difficult to predict. As a result, period-to-period comparisons of our operating results may not be good indications of our future performance. Operating expenses may increase in each quarter, either on absolute terms or as a percentage of revenues, due to the potential hiring of large numbers of employees each quarter, which results in increased salary expenses before the new employees begin to generate substantial revenues.

     A significant portion of our operating expenses, such as personnel and facilities costs, are fixed in the short term. We have also hired a large number of personnel in core support services, including technology infrastructure, recruiting, business development, finance and administration, in order to support our anticipated growth. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in losses for the quarter. In addition, our future quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may cause a decline in the market price of our common stock.


WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE TO US, AND WHICH, IF RAISED, MAY DILUTE YOUR OWNERSHIP INTEREST IN US

     We may need to raise additional funds through public or private equity or debt financings in order to:

      Support additional capital expenditures;

      Take advantage of acquisition or expansion opportunities;

      Develop new services; or

      Address additional working capital needs.

     If we cannot obtain financing on terms acceptable to us, or at all, we may be forced to curtail some or all of these activities. As a result, we could grow more slowly or stop growing. Any additional capital raised through the sale of equity will dilute your ownership interest in us and may be on terms that are unfavorable to holders of our common stock.

CERTAIN RISKS RELATING TO THIS OFFERING


OUR OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR STOCK AND WILL CONTROL MATTERS SUBMITTED TO SHAREHOLDERS



     Upon completion of this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, approximately 75% of our outstanding common stock, not including shares which may be acquired upon exercise of options they hold, or 72.3% if the underwriter exercises its over-allotment option. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership is also likely to have the effect of delaying or preventing a change in control of us.





INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION



     If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will experience immediate and substantial dilution of approximately $8.42 per share, representing the difference between our net tangible book value per share as of September 30, 1999, after giving effect to this offering and the assumed public offering price of $10.50 per share. Investors in this offering will have contributed 99.9% of our net capital, but will own only 25% of our common stock. In addition, you may experience further dilution to the extent that shares of our common stock are issued upon the exercise of outstanding stock options and warrants. Substantially all of the shares issuable upon the exercise of currently outstanding stock options will be issued at a purchase price less than the public offering price per share in this offering. See 'Dilution' for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.



WE HAVE VARIOUS MECHANISMS IN PLACE THAT MAY PREVENT A CHANGE IN CONTROL THAT A SHAREHOLDER MAY CONSIDER FAVORABLE



     Our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. Our certificate of incorporation and bylaws:

      Authorize the issuance of 'blank check' preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;


      Classify the board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors; and

      Prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

SHARES BECOMING AVAILABLE FOR SALE COULD AFFECT OUR STOCK PRICE AND DILUTE YOUR OWNERSHIP IN US


     Sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering could cause the market price of our common stock to fall. All of the 5,900,000 shares outstanding prior to this offering will be available for sale in the public market immediately following this offering, subject to volume limitations imposed by Rule 144 of the Securities Act of 1933 and lock-up agreements. These sales could also impair our ability to raise capital through the sale of additional equity securities.


OUR STOCK PRICE COULD BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THIS OFFERING


     The trading price of our common stock is likely to be volatile. The stock market in general, and the market for technology and Internet-related companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after this offering. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions. Investors may not be able to sell their common stock at or above our initial public offering price.

                           FORWARD-LOOKING STATEMENTS



     In this prospectus, we include some forward-looking statements that involve substantial risks and uncertainties and other factors which may cause our operational and financial activity and results to differ from those expressed or implied by these forward-looking statements. In many cases, you can identify these statements by forward-looking words such as 'may,' 'will,' 'expect,' 'anticipate,' 'believe,' 'estimate,' 'plan,' 'intend' and 'continue' or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other 'forward-looking' information.



     You should not place undue reliance on these forward-looking statements. The sections captioned 'Risk Factors' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations.



     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.


                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,000,000 shares of common stock offered by us will be approximately $18.6 million, assuming an initial public offering price of $10.50 per share and after deducting the estimated underwriting discounts and commissions and offering expenses.

     The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public markets. We expect to use a substantial portion of net proceeds from this offering for working capital and other general corporate purposes. We also expect to apply significant portions of such proceeds to:




the repayment of approximately $3.8 million of our bank debt;



      our payment of $3.5 million toward the acquisition of ITIS;



      an expansion of our Internet network operations/data centers, for which we expect to incur capital expeditures of approximately $2.0 million;



      make the payment of S corporation distributions of approximately $1.4 million;



      make a loan of $500,000 to Dr. Wolotsky, our Executive Vice President and Director of Internet Operations; and



      fund possible strategic acquisitions, although we currently have no understandings, commitments or agreements to make any acquisitions.



     Approximately $3.8 million of the proceeds of this offering will be used to repay a portion of our $7.5 million line of credit. Such line of credit bears interest at prime plus 3/4 of one percent. The line of credit becomes payable in full in June 2001, with a mandatory prepayment of the excess outstanding indebtedness over $3.5 million upon the earlier to occur of December 31, 1999 or the closing of this offering.



     Upon the closing of this offering, ITIS will merge with a wholly-owned subsidiary of ours. ITIS is owned equally by Mark Dresner, James McGowan and Wolotsky Enterprises, L.L.C., an entity owned and controlled by Paul Wolotsky. Mr. Dresner, Mr. McGowan and Dr. Wolotsky are each an officer and director of ours. ITIS was established by Mr. Dresner and Mr. McGowan to pursue certain Internet/intranet projects. As a result of the merger, Mr. Dresner, Mr. McGowan and Wolotsky Enterprises, L.L.C. will receive a total of $3.5 million in cash and 100,000 shares of our common stock. The consideration to be received by the shareholders of ITIS was determined by our board of directors based upon the potential value which ITIS brings to our growth strategy and the potential cash flow which would be generated from projects under development by ITIS.

     We anticipate that we will dedicate approximately $2.0 million of the proceeds of this offering to the expansion of our existing data centers and the build-out of additional data centers during the 2000 fiscal year.



     After this offering, we will make a $1.4 million S corporation distribution to our existing shareholders. The amount of this distribution approximates taxed but undistributed earnings through the termination of our status as an S corporation.



     While we have not identified any specific acquisition candidates, we are seeking to acquire existing businesses which offer services similar to ours and are located outside the Northeastern United States, or which expand the product or service offerings which we currently provide. This could include businesses which strengthen our capacity in certain service offerings, or businesses which have developed or employ software products which we could resell or use in our integration and service areas.



     Management will have broad discretion in the allocation of the net proceeds after repayment of bank debt, payment of the ITIS Merger consideration, expansion of our data centers, payment of the S corporation distribution and the loan to Dr. Wolotsky. Pending these uses, the proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

     We currently intend to retain our future earnings to finance the operation and expansion of our business and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of our board of directors.

                                 CAPITALIZATION


     The following table presents our cash position and total capitalization as of September 30, 1999 (1) on an actual basis, and (2) on a pro forma as adjusted basis to reflect the sale of shares of common stock by us in this offering at an assumed initial public offering price of $10.50 per share and the use of $3.8 million of the net proceeds to repay bank debt and $3.5 million of the net proceeds for the acquisition of ITIS. You should read the following information in connection with our Combined Financial Statements and the corresponding Notes beginning on page F-1 of this prospectus.



                                                               SEPTEMBER 30, 1999
                                                              ---------------------
                                                                         PRO FORMA
                                                                            AS
                                                              ACTUAL    ADJUSTED(3)
                                                              ------    -----------
                                                                 (IN THOUSANDS)
Cash........................................................  $   599     $10,019
                                                              -------     -------
                                                              -------     -------
Short-term debt(4)..........................................    4,100       3,600
                                                              -------     -------
Long-term debt..............................................      308         308
                                                              -------     -------
Shareholders' equity
     Preferred stock, $.01 par value, 2,000,000 shares
      authorized, none issued and outstanding...............    --         --
     ITG common stock, $.01 par value per share, 20,000,000
      shares authorized, 5,900,000 shares issued and
      outstanding, actual, 8,000,000 shares issued and
      outstanding pro forma as adjusted(1)..................       59          80
     ITIS common stock, no par value, 200 shares authorized,
      150 shares issued and outstanding.....................      860      --
     Additional paid-in-capital.............................        4      17,469
     Accumulated other comprehensive income.................      (28)        (28)
     Retained earnings......................................    2,916      --
     Less: shareholder notes receivable for ITIS common
      stock.................................................      (10)     --
                                                              -------     -------
          Total shareholders' equity(2).....................    3,801      17,521
                                                              -------     -------
Total capitalization........................................  $ 8,209     $21,429
                                                              -------     -------
                                                              -------     -------


------------


(1) The number of shares of common stock outstanding was 6,000,000 as of September 30, 1999, giving pro forma effect to the ITIS Merger, and excludes outstanding options to purchase 1,036,980 shares of common stock at a weighted average exercise price of $5.25 per share. See 'Management -- Stock Option Plans.'



(2) Immediately following the closing of this offering, we intend to make an aggregate S corporation distribution of approximately $1.4 million to Mr. Dresner and Mr. McGowan. Such distribution is reflected in pro forma as adjusted balance sheet data as a reduction of shareholders' equity.



(3) The pro forma as adjusted balance sheet data reflects the net proceeds of the offering, or $18.6 million after deducting underwriting discounts and offering expenses; the $3.5 million of cash consideration to be paid in the ITIS Merger; repayment of $3.8 million in bank borrowings; a loan of $500,000 to Dr. Wolotsky; and the receipt of $5,000 each from Mr. Dresner and Mr. McGowan in payment of notes receivable from them in connection with their acquisition of ITIS common stock.



(4) Since September 30, 1999, we have borrowed an additional $3.3 million under our bank line of credit. The additional borrowings were used to pay accounts payable. We are obligated to repay only the amount borrowed in excess of $3.5 million at the time our initial public offering is completed.

                                    DILUTION


     As of September 30, 1999, our net tangible book value was $2,951,303, or approximately $0.50 per share. Net tangible book value per share is determined by dividing our net tangible book value, which is our total net tangible assets less total liabilities, by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered in this offering at an assumed initial public offering price of $10.50 per share, and after deducting the estimated underwriting discounts and commissions and offering expenses, and after giving effect to the ITIS Merger and the estimated $1,400,000 S corporation distribution, our pro forma tangible book value as of September 30, 1999 would have been $16,671,303, or $2.08 per share. This represents an immediate increase in net tangible book value of $1.58 per share to our shareholders and an immediate dilution in net tangible book value of $8.42 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............          $10.50
     Net tangible book value per share as of September 30,
      1999..................................................  $0.50
     Increase in net tangible book value attributable to new
      shareholders..........................................   1.58
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            2.08
                                                                      ------
Dilution to new shareholders................................          $ 8.42
                                                                      ------
                                                                      ------



     The following table summarizes, on a pro forma basis as of September 30, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by the existing holders of common stock and by the new shareholders purchasing shares of common stock offered by us, at an assumed initial public offering price of $10.50 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.


                                               SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                              -------------------   ---------------------   PRICE PER
                                               NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                               ------     -------     ------      -------   ---------
Existing shareholders.......................  6,000,000      75%    $    30,000     0.1%     $ 0.01
New shareholders............................  2,000,000      25      21,000,000    99.9%     $10.50
                                              ---------     ---     -----------    ----
     Total..................................  8,000,000     100%    $21,030,000     100%
                                              ---------     ---     -----------    ----
                                              ---------     ---     -----------    ----


     The foregoing table excludes 1,036,980 shares which may be acquired upon the exercise of presently outstanding stock options at a weighted average exercise price of $5.25 per share, and further excludes the effect of $3.5 million of consideration paid in the ITIS Merger which is being treated as a dividend for accounting purposes.



     The foregoing tables assume no exercise of any outstanding stock options to purchase our common stock. As of September 30, 1999, there were outstanding options to purchase an aggregate of 1,036,980 shares of common stock at a weighted average exercise price of $5.25 per share under our stock option plans. If all of these options had been exercised on September 30, 1999 before the issuance of common stock from this offering, our net tangible book value would have been approximately $8,395,448 or $0.93 per share. On the issuance of common stock from this offering, our pro forma net tangible book value on September 30, 1999 would have been approximately $22,115,448 or approximately $2.45 per share, the increase in net tangible book value attributable to new investors would have been $1.52 per share and the dilution in net tangible book value to the new investors would have been $8.05 per share.

                        SELECTED COMBINED FINANCIAL DATA


     The following selected combined financial data should be read in conjunction with the Combined Financial Statements and their corresponding Notes and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this prospectus. The balance sheet data as of December 31, 1996, 1997 and 1998 and the statement of operations data for the years ended December 31, 1996, 1997 and 1998 have been derived from the Combined Financial Statements for such years, which have been audited by Ernst & Young LLP, independent auditors. The balance sheet data as of December 31, 1994 and 1995 and the statement of operations for the years ended December 31, 1994 and 1995 are derived from the Financial Statements for such years which are unaudited. The balance sheet data as of September 30, 1999 and the statement of operations data for the periods from January 1 through September 30, 1998 and 1999 are derived from our unaudited Combined Financial Statements, which management believes include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation.



                                                                                   NINE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                ----------------------------------------------   ----------------------
                                 1994     1995      1996      1997      1998      1998         1999
                                 ----     ----      ----      ----      ----      ----         ----
                                  (UNAUDITED)                                         (UNAUDITED)
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
     Net sales................  $4,066   $16,837   $18,391   $22,906   $25,781   $18,757        $39,360
     Operating expenses.......   3,277    16,768    18,062    22,936    25,958    19,190         36,372
     Operating income
       (loss).................     789        69       328       (29)     (177)     (434)         2,988
     Net income (loss)........     789        68       281      (120)     (354)     (563)         2,733
     Pro forma net income
       (loss)(1)..............     434        37       153       (74)     (242)     (385)         1,503
     Pro forma net income
       (loss) per share:
          Basic...............  $  .07   $   .01   $   .03   $  (.01)  $  (.04)  $  (.06)  $        .24
          Diluted.............  $  .07   $   .01   $   .03   $  (.01)  $  (.04)  $  (.06)  $        .22



                                                                                               AS OF
                                                        AS OF DECEMBER 31,                 SEPTEMBER 30,
                                            ------------------------------------------   ------------------
                                             1994     1995     1996     1997     1998     1998       1999
                                             ----     ----     ----     ----     ----     ----       ----
                                              (UNAUDITED)                                   (UNAUDITED)
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
     Cash and cash equivalents............  $   14   $  187   $  158   $  152   $  637   $   137   $    599
     Total assets.........................   1,111    4,365    2,823    4,605    8,464     7,455     17,415
     Short-term debt......................     150      300      687    1,318    3,500     2,200      4,100
     Long-term debt.......................      --       83      111       42      383        --        308
     Total liabilities....................     368    3,532    1,729    3,751    8,082     7,164     13,614
     Shareholders' equity.................     743      833    1,094      854      383       291      3,801


------------

(1) For all periods presented, we were treated as an S corporation and were not subject to income taxes. Pro forma net income (loss) reflects Federal, state and local income taxes as if we had not elected S corporation status for income tax purposes. Upon completion of this offering, our S corporation status will terminate.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following section should be read in conjunction with Infinite Technology Group's Financial Statements and Notes to those financial statements beginning on page F-1 of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions which could cause actual results to differ materially from management's expectations. Factors that could cause such differences include those discussed in 'Risk Factors.'


OVERVIEW


     Infinite Technology Group is a broad-based and versatile independent supplier of information technology services. We originated in 1993 principally as a value-added reseller of computer hardware systems and components. During the past three years we have shifted our focus towards a services orientation by adding systems integration, maintenance and on-site consulting services. The Internet and its effect on commerce and communications has provided an opportunity for us to build on our skills and experience to provide Internet architecture services.



     Historically, a substantial portion of our revenues came from the resale of computer hardware systems and related software products. As our business focus shifts towards consulting and software system design services related to Internet-based applications and networks, we expect our revenues resulting from these services to increase.



     Although we continue to serve major U.S. corporations, we have widened our focus to include middle-tier businesses, for which we provide a broader range of services and can achieve higher gross margins. These businesses typically do not have large internal information technology departments and rely on our services more than larger clients with extensive in-house information technology capabilities. In addition, we typically generate higher profitability on product sales to these middle-tier customers.



     We believe that we are well positioned to provide the next generation of information technology services. We have entered into a Master Internet Services Agreement with MCSP, Inc. This corporation owns Internet data centers in Tysons Corner, Virginia and Washington, D.C., with a direct fiber optic connection to a major Internet connection point. MCSP is owned by Dr. Wolotsky, one of our officers and directors. The agreement provides us with exclusive access to MCSP's facilities for the provision of Internet connectivity and website and database hosting services, without the costs of building out such a facility, and we pay MCSP only for the usage of its facility. In addition, we have the option to acquire MCSP, if our usage of the facility reaches a minimum threshold. If we exercise this option, MCSP would be merged into our wholly-owned subsidiary, in exchange for 250,000 shares of our common stock.




RESULTS OF OPERATIONS




Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998



     Revenues increased 109.8% to $39,359,902 for the nine months ended September 30, 1999 as compared to $18,756,569 for the nine months ended September 30, 1998. Product sales increased 137.2% to $35,303,565 for the nine months ended September 30, 1999 as compared to $14,885,892 for the nine months ended September 30, 1998. The significant increase is due to the additions of new customers as well as increased sales to existing customers generated by an increase in the size of our sales force. Service sales for the nine months ended September 30, 1999 increased 4.8% to $4,056,337 as compared to $3,870,677 for the nine months ended September 30, 1998. This increase is the result of the addition of new customers.



     Gross profit increased to $7,769,100 or 19.7% of sales for the nine months ended September 30, 1999 as compared to $2,275,853 or 12.1% of sales for the nine months ended September 30, 1998. Gross profit relating to product sales was $5,841,740 or 16.5% for the nine months ended September 30, 1999 as compared to a negative gross profit of $447,935 for the nine months ended September 30, 1998. During the nine months ended September 30, 1998, we sold several products at or slightly below cost because such sales were associated with higher margin service sales, which made the combined sales profitable. During the nine months ended September 30, 1999, the increase in gross profit was the result of a purchasing program we instituted to more efficiently purchase hardware and networking components, and to better utilize credits in cooperative programs established by the manufacturers we have strategic alliances with, particularly with SUN Microsystems and Compaq Computer. In addition, in 1999 we terminated several less profitable sales arrangements. Due to greater information processing needs of our customers, our product mix during 1999 shifted towards more high-end services and hardware, which generate higher gross margins. Gross profit relating to service sales was 47.5% for the nine months ended September 30, 1999 compared to 70.4% for the nine months ended September 30, 1998, as a result of an increase in the number of employees and the resulting increase in costs incurred in response to anticipated growth in our services business.



     Selling, general and administrative expenses increased to $4,781,094 during the nine months ended September 30, 1999 as compared to $2,709,430 during the nine months ended September 30, 1998. Although the actual amounts spent on selling, general and administrative expenses increased, these expenses as a percentage of sales decreased by 2.3 percentage points. The increase in expenses resulted from hiring additional sales personnel and developing the associated infrastructure to support the increased sales.



     Interest expense, net of interest income, increased 102.1% to $260,898 for the nine months ended September 30, 1999 from $129,098 for the nine months ended September 30, 1998. This increase was due to an increase in our borrowings, which were necessary to finance our revenue growth and resulting increase in accounts receivable.



     We generated net income of $2,733,480 during the nine months ended September 30, 1999, as compared to a net loss of $562,675 during the nine months ended September 30, 1998. This increase in profitability was due to the increase in revenue as well as the cost saving achieved through our purchasing program.


Year Ended December 31, 1998 Compared to Year Ended December 31, 1997


     Revenues increased 12.5% to $25,780,786 for the year ended December 31, 1998 as compared to $22,906,234 for the year ended December 31, 1997. Product sales increased 9.8% to $21,584,246 for the year ended December 31, 1998 as compared to $19,649,853 for the year ended December 31, 1997, due to the addition of new customers and increased sales to existing customers. Service sales increased 28.9% to $4,196,540 as compared to $3,256,381 for the year ended December 31, 1997. The service sales increase was due to the addition of new customers and increased billings with existing customers for various special projects over and above our normal monthly contract billings.


     Gross profit increased to $4,466,218, or 17.3%, for the year ended
December 31, 1998 from $2,627,170, or 11.5%, for the 1997 period. Gross profit relating to product sales increased to $1,618,067 or 7.5% for the year ended December 31, 1998 compared to $458,324 or 2.3% for the year ended December 31, 1997. This increase was the result of the initiation in mid-1998 of a purchasing program instituted to more efficiently purchase hardware and networking components, and to better utilize credits in cooperative programs established by the manufacturers with whom we have strategic alliances, particularly with SUN Microsystems and Compaq Computer. In addition, due to greater information processing needs of our customers, our product mix shifted towards more high-end services and hardware, which generate higher gross margins. Gross profit relating to service sales was 67.9% for the year ended December 31, 1998 compared to 66.6% for the year ended December 31, 1997.

     Selling, general and administrative expenses increased to $4,643,513 during the year ended December 31, 1998 as compared to $2,656,620 for the year ended December 31, 1997, as a result of the increase in both sales and technical personnel and payroll related expenses, together with the costs associated with the expansion of our helpdesk functionality and software systems required by such services.


     Interest expense, net of interest income, increased 106.2% to $196,973 for the year ended December 31, 1998 as compared to $95,540 for the year ended December 31, 1997. This increase was due to an increase in bank borrowings resulting from increases in both accounts receivable and inventory necessary to support the increased sales level.

     We generated a net loss of $354,061 during the year ended December 31, 1998, as compared to a net loss of $120,328 during the corresponding 1997 period. The decrease in profitability was due to the significant increase in general and administrative expense we incurred to build up our infrastructure. This will enable us to exploit the expected increasing services needs of our customers.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996


     Revenues increased 24.6% to $22,906,234 for the year ended December 31, 1997 as compared to $18,390,896 for the year ended December 31, 1996. Product sales increased 14.3% to $19,649,853 for the year ended December 31, 1997 as compared to $17,191,567 for the year ended December 31, 1996. The increase was due to obtaining new customers. Service sales increased 171.6% to $3,256,381 for the year ended December 31, 1997 as compared to $1,199,329 for the year ended December 31, 1996. This increase was due to the fact that 1997 was our first full year of service sales compared to a partial 1996.



     Gross profit increased to $2,627,170, or 11.5%, for the year ended December 31, 1997 from $1,608,493, or 8.7%, for the 1996 period. Gross profit relating to product sales was $458,324 or 2.3% for the year ended December 31, 1997 compared to $938,044 or 5.5% for the year ended December 31, 1996. The decrease in gross profit was due to our taking lower margin hardware business which was associated with higher margin service business. Gross profit relating to service sales was 66.6% for the year ended December 31, 1997 compared to 55.9% for the year ended December 31, 1996.


     Selling, general and administrative expenses increased to $2,656,620 for the year ended December 31, 1997 compared to $1,280,084 for the year ended December 31, 1996 as a result of the increase in technical and sales personnel required by our expansion into the service component of our business.


     Interest expense, net of interest income, increased 103.2% to $95,540 for the year ended December 31, 1997 as compared to $47,028 for the year ended December 31, 1996. This increase was due to an increase in bank borrowings resulting from increases in accounts receivable necessary to support the increased sales level.


     We had a net loss of $120,328 during the year ended December 31, 1997, as compared to net income of $281,381 during the corresponding 1996 period. The decrease in profitability was due to the implementation of an increase in technical personnel and infrastructure related to the expansion of our business.



LIQUIDITY AND CAPITAL RESOURCES


     Our current ratios at September 30, 1999 and 1998 were 1.20 and .99, respectively. Working capital at September 30, 1999 was $2,674,262, an increase of $2,764,975 over the same period last year. The increase was primarily due to our increased earnings.



     Cash used in operating activities was $33,334 and $830,015 for the nine months ended September 30, 1999 and 1998, respectively. Significant changes in accounts receivable, inventory and accounts payable were the direct result of the significant increase in sales. Cash used in investing activities was $260,038 and $102,283 for the nine months ended September 30, 1999 and 1998, respectively, and was used to finance capital expenditures in both 1999 and 1998 and the purchase of available-for-sale securities in 1999. Cash provided by financing activities was $255,465 and $917,262 for the nine months ended September 30, 1999 and 1998, respectively, and included net proceeds from bank financings.



     We have previously funded our operations from cash flows generated from operations and bank borrowings. As of September 30, 1999, we had a $3,500,000 line of credit with a bank expiring on June 30, 2000 bearing interest at the bank's prime rate plus 3/4 of one percent. In addition, as of September 30, 1999, we had outstanding a note payable for $500,000 with a bank due October 21, 1999 bearing interest at the rate of 9% per annum. We also had a $500,000 term loan with a bank expiring on November 30, 2003 bearing interest at 7.61%. Effective October 29, 1999 we increased our line of credit to $7,500,000 from $3,500,000. This line expires on June 30, 2001 and bears interest at the bank's prime rate plus 3/4 of one percent. Borrowings under this line of credit reduce automatically to $3,500,000 on the earlier to occur of either December 31, 1999 or the consummation of an initial public offering of our common stock. In connection with the increase in our line of credit, the bank was issued 25,000 warrants to purchase our common stock at an exercise price of $.01 per share over a five year period. As of November 12, 1999, we had $7,300,000 outstanding under this line of credit. The additional bank borrowings since September 30, 1999 were used to reduce accounts payable.



     We expect to incur capital expenditures of $2,000,000 to $3,000,000 over the next 24 months in connection with the upgrade and expansion of our new network operations data centers. As of September 30, 1999, we had cash of $599,338, and we believe that the net proceeds from the sale of common stock offered by this prospectus, together with cash provided from operations and borrowings available under our line of credit will be sufficient to meet working capital and capital expenditure requirements for at least the next 24 months.



     Inflation did not have a material impact on our revenues or income from operations in 1996, 1997 and 1998, or during the nine months ended September 30, 1999.


INTEREST RATE RISKS

     Our exposure to market rate risk for changes in interest rates relates primarily to our investments in money market accounts and its outstanding bank borrowings. We have not used derivative financial instruments in our investment portfolio.


     At September 30, 1999, our outstanding debt approximated $4,400,000 with approximately $400,000 of fixed rate obligations. If market rates decline, we run the risk that the related required payments on the fixed rate debt will exceed those based on the current market rate. We believe that the effect of any change in current market rates will not have a material effect on our results of operations.



     If there had been a 1% change in our variable rate debt, the interest expense would increase or decrease by approximately $20,000 based upon the weighted average outstanding variable rate borrowings during the year ended December 31, 1998, and by $37,000 based upon the weighted average outstanding variable rate borrowings during the nine month period ended September 30, 1999.


EQUITY PRICE RISK


     We have a minimal investment in marketable securities of publicly-traded companies. These investments, as of September 30, 1999, were considered available-for-sale, with any unrealized gains or losses deferred as a component of shareholders' equity. It is customary for us to make investments in equity securities as part of our investment strategy.


YEAR 2000 READINESS

     On January 1, 2000, many computer systems and software products could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such 'Year 2000' requirements.


     To date we have not experienced any Year 2000 problems, and we believe that our principal internal systems, including our hardware and software, are Year 2000 compliant. We have reviewed Year 2000 issues with the suppliers of our principal internal systems. We performed Year 2000 certification testing on our existing hardware components and replaced all non-compliant hardware with new hardware which manufacturers represent as Year 2000 compliant. Software, including operating systems and programs, particularly accounting software, were upgraded to newer, compliant versions. Our review of our Year 2000 readiness programs, including our assessment of our internal systems as well as those of third parties with whom we have material interactions, is complete.


     We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material.


     The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the applications we create for our clients. Our clients license software directly from third parties and we do not guarantee that the software licensed from these suppliers is Year 2000 compliant. We have also made inquiries of developers of third party software used in our system integration and services projects for our clients and received assurances of Year 2000 compliance for this software. However, any failure on our part to provide Year 2000 compliant applications to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business.



     We have not developed a comprehensive Year 2000 contingency plan to address unanticipated situations that may result from the Year 2000. If any such situations arise, we have designated a management team to address the issue.


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, 'Accounting for Derivative Instruments and Hedging Activities.' SFAS 133 is effective for all fiscal quarters of all fiscal years beginning June 15, 2000, which will affect us as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires the recognition of all of these derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. We expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations.

                                    BUSINESS

OVERVIEW OF OUR BUSINESS


     Infinite Technology Group is a broad-based and versatile independent supplier of information technology (IT) services. We are a full service provider of Internet and e-commerce services that identifies, designs, builds, deploys and maintains comprehensive solutions for major U.S. corporations and other users of large-scale computing systems.


     Our business is structured into two primary focus areas:

      Internet/e-commerce solution design and implementation, including hosting and maintenance of interactive applications; and

      Information technology systems integration, system maintenance and hardware and software sales.

     We originated in 1993 principally as a value-added reseller of computer hardware systems and components. During the past three years we have shifted our focus towards a services orientation by adding systems integration, maintenance and on-site consulting services. The Internet and its effect on commerce and communications has provided an opportunity for us to build on our skills and experience to provide Internet architecture services.


     We currently serve approximately 75 clients in the Northeast, primarily in the New York metropolitan area. Our clients include 1-800-FLOWERS.com, Chase Manhattan Bank, Citibank, StarMedia, Time Inc., CNN, Simon & Schuster, TIAA CREF, The Bank of New York, and Compaq Computer. With our new data center presence in the Washington, D.C. area, we expect to expand our business significantly.


INDUSTRY OVERVIEW

     With recent advances in the Internet and information technology, companies are transforming the way they run their businesses and manage information. Interactive information technology companies such as ITG create value by solving the complex challenges posed by the Internet opportunity, including:

      The need to develop long-term IT strategies incorporating the Internet into an 'e-business' model;

      The need to constantly adopt and implement new and rapidly changing technologies, with or without a significant in-house information technology staff;

      Achieving the required high degrees of integration, with or without the Internet, among various applications, networks and platforms within a company and among diverse business enterprises; and

      The need to maintain significant technological infrastructure and support for e-business applications, including backup systems, 24 hours a day, 7 days a week.

Market for Information Technology and Internet Services


     The proliferation of the Internet and e-commerce has fueled a predicted tenfold growth in Internet services from $7.8 billion in 1998 to $78.6 billion in 2003, representing a five-year compounded annual growth rate of 59%, according to International Data Corporation, an independent market research firm. Complex solutions that combine and integrate strategy consulting, systems integration and creative design will be required to address this market.



     We believe that many information technology services providers focus on the less technically demanding areas of basic creative web design and simple transaction systems. They often lack the skills, financial resources and employees to provide scalability, flexibility and rigorous performance characteristics to overlapping legacy systems. We believe that these factors will grow in importance as established companies continue to Internet-enable complex and established information technology processes, giving interactive information technology providers such as ITG, with a background of systems integration, a superior competitive position, compared to more content-focused firms.


Growth of E-Commerce


     Companies are rapidly expanding their commercial use of the Internet beyond basic websites that act largely as 'online brochures'. They are using their web presence as an efficient platform for conducting transactions and establishing virtual storefronts. Traditional business functions such as customer service, supply chain management, employee training and communications are also shifting to the Internet. According to Forrester Research, total e-commerce volume is expected to soar from $51 billion in 1998 to approximately $1.4 trillion in 2002.



     We believe that our experience and expertise in system design and integration with complex existing software applications, which can sustain high volume, online processing capabilities and the large databases required for high-level e-commerce, make us particularly well-positioned to benefit from the growing demand from medium-to-large corporations to deploy advanced interactive services, streamline core operations and improve customer relationship management.


OUR STRATEGY & SOLUTIONS


     We are well positioned to respond to the growing demand for interactive integration services to satisfy changing information technology needs resulting from the influence of the Internet on business and communications. Our experience as a systems integrator, value added reseller and strategic consultant affords us the range of required skills to deliver full service solutions. We believe our ability to combine an extensive array of products and services gives us a competitive advantage. These offerings include:


      Internet strategic consulting

      Internet protocol based application development

      Internet access

      Hardware and software sales

      Application outsourcing

      E-commerce design and support

      Integration

      Creative website design services

      Ongoing support and maintenance

      System/Network design

      Security and virtual private networks


     We believe that our particular combination of skills and experience gives us a strategic advantage over other service providers. We have carefully developed the complex and specialized capabilities required to devise solutions that best meld the network infrastructure, hardware and software, Internet access, existing software applications, desired performance objectives and operational management and security issues into integrated systems that meet the specific goals and expectations of our customers.


     To provide comprehensive solutions, we combine:

      An understanding of client business operations and goals;

      An extensive understanding of Internet technologies;

      A proven track record of systems integration;

      Strategic relationships with major technology manufacturers; and

      The resources and skills to provide complete Internet application hosting.

     We divide our solution-creation process into three phases:


    [The following boxes are included to be graphical arrows with the caption above each, suggesting the flow of the project.]

    'DEFINE AND DESIGN'                    'CONSTRUCT AND CONNECT'                  'INSTALL AND IMPLEMENT'
    -------------------                    -----------------------                  -----------------------
Define client needs and                  Internet-enable the                      Implement new computing
 goals                                    environment                              environment (ITG
Assess existing technology               Integrate multi-platform                  host/customer location)
 and infrastructure                       legacy systems                          Provide the e-commerce
Explore potential solutions   *          Develop new Internet          *           engine
Design Internet-based                     protocol-based                          Test and fine tune
solution                                  applications, implement                 environment
                                         databases, develop                       Implement customer support
                                         web-enabled interfaces                    plan

Define and Design

     This critical first phase assists the client in identifying its business goals and designing a solution, whether Internet or non-Internet based. We assess the existing technology and infrastructure and fully explore potential solutions. We then present our client with a complete solution, from design to deployment. This phase concludes with a design specification of the Internet-based solution.

     The Define and Design phase is an impartial assessment of the client's overall operating environment and its impact on the company's business objectives. Our experienced team of business specialists, Internet technologists and digital media specialists work in unison with the client's own staff to develop a plan that becomes a collaborative solution. It also serves as an important first step in a strong relationship between us and our customer, often resulting in future engagements.

     There are a number of perspectives considered in this assessment. These considerations include:

 Workflows

 External influences

 Existing systems design

 Legacy systems

 Network infrastructure

 Deployment processes and schedules

 Client experience

 Performance criteria

 Delivery mechanisms

 Customer support issues

 Cost

 Time frames

Competitor and competitive capabilities

Business objectives, including operating efficiencies and expansion of capabilities

     We provide the client with a unified approach which addresses the technical plan for network infrastructure modifications, the addition and integration of new hardware and software components, the graphical and multimedia components of the website and the deployment plan.

Construct and Connect

     In this phase, we translate the solution we have designed into reality. While each client and each solution is unique, our methodology to building solutions is consistent. Our project team continues to take full responsibility for all aspects of the new systems development.

     Every solution requires a solid foundation to build upon. For an Internet-based solution, this means that a solid network/computing infrastructure must be in place. We therefore must upgrade the client's internal network, implement security policy and provide Internet access. The Internet-enabled network infrastructure is the foundation which enables us to integrate the existing legacy applications and the new systems environment containing newly developed and future Internet applications.

     With this foundation in place, we can begin to develop new Internet protocol-based applications. These new Internet-aware applications will usually tie into relational databases, such as Oracle, and are accessed through web enabled user interfaces. All of the work is done by our in-house developers and digital media specialists.

     Once the new development is complete, we link the existing legacy environment to create a single, unified 'Internet-e-grated' system. We seek to provide an Internet point-of-entry for our client's customers that is intuitive, consistent and graphically compelling.

Install and Implement

     An Internet-based solution is by definition a high-availability solution. No 'down-time' is acceptable to the customer delivering the application or the individual or business using it. This requires the expertise of our systems engineers to implement a high-availability environment which includes systems, storage, Internet access, security and operations management.

     In this final stage, we prepare for real world, high performance, reliable deployment of the newly created or upgraded system. This platform can be deployed, hosted and managed at one of our Internet data centers with Internet access provided through our fiber optic backbone. For disaster recovery requirements, a backup system can be implemented at one of our other Internet data centers.

     During system implementation, we typically create and implement:

      High-availability systems platform, systems, storage, network;

      A disaster recovery plan;

      An operations plan;

      A test plan;

      A customer support plan;

      A security plan with ongoing monitoring; and

      An ongoing performance monitoring system.

     Additional services we provide during this phase include payment processing functionality, database management, mailbox and chat room functionality, site performance monitoring, call center integration and other services to ensure the optimum performance of the Internet solution.

OUR STRENGTHS

     We believe that our experience and skills drawn from our success as a systems integrator has provided us with the strengths to effectively meet the complex needs of a wide range of institutional systems users. These strengths include:

     Premier reputation among high profile clients. We enjoy a strong reputation for delivering complete, cost-effective IT solutions to a wide range of clients. This track record of success in customized projects positions us well to work with new and existing partners to develop solutions to the emerging challenges now facing corporate clients.


     Strategic marketing alliances. We have established technology and marketing alliances with approximately 20 technology manufacturers, software developers and distributors, including SUN Microsystems, Compaq/Digital Equipment Corporation, Merisel, Nortel and IBM. Each of these partners is either a major company in its field or a developer of a unique software product. Our partnerships with these companies are as approved participants or vendors in their sales and marketing programs.


     Comprehensive e-commerce application design and consulting. We provide comprehensive services to a variety of business enterprises, in varying stages of development. Although our experience includes work on projects for enterprises as large as The New York Stock Exchange and MCI, our target customer is the mid-sized business organization which seeks to maximize its opportunities on the Internet without undermining its existing IT environment.


     Natural extension of classic systems integration. Internet-enabling clients requires the integration of another platform, that is, Internet protocol applications, to an existing network environment. This process includes providing a user with secure access to databases, while protecting the integrity of the data. It also includes providing a system for communications among various hardware and software components, as well as users of the system.

     Full in-house creative and graphic design services. To customize the 'look and feel,' and features of a website interface requires extensive efforts of graphic artists and web design professionals. We have an internal staff of web design specialists who work in conjunction with our systems integration and software developers to provide an Internet interface that coordinates functionality with attractiveness to the user. In addition to text and graphics, audio and video components and animation may be included, as desired by the client to enhance the Internet experience.

     Application outsourcing, web hosting and connectivity services. Our data centers have direct high bandwidth access to the Internet with which we are able to provide Internet connectivity and website hosting services internally, rather than through third party service providers or through a company unrelated to the design and construction of the site. We believe that this not only provides clients with an added convenience, resulting from our 'one stop' service, but also permits a more efficient and effective implementation of the Internet solution.

INTERNET SERVICES

     Our Internet projects generally fall into two categories:

      'Internet-enable' existing 'brick and mortar' businesses. We create an Internet presence for clients to provide communication and/or e-commerce capabilities for an existing business, by integrating existing legacy systems to function seamlessly with Internet based technologies.

      'Concept-to-commerce' services for newly developing web-based and e-commerce businesses. We assess the technical feasibility of new business models focused on the developing business opportunities that the Internet presents and the acceptance of e-commerce as a paradigm for future business, and we design and implement an infrastructure for the new venture.

     In either situation, our ability to provide a complete package of design and consulting services, system build-out, Internet access, Internet solution hosting and ongoing maintenance and support services, permit us to offer our clients a long-term commitment and relationship through which we assume full responsibility for the implementation and continuing success of their Internet projects.

     We offer connectivity to the Internet on a variety of levels, which can be provided either as a stand-alone service or as part of a comprehensive Internet solution. Our customers are primarily the enterprise level corporation, or the e-commerce customer for whom we provide comprehensive services. We do not target the individual mass market consumer for Internet access.


     We provide nationwide dial up modem and ISDN connections, as well as wireless Internet protocol connectivity for use by cellular modems or personal digital assistants (PDAs). These capabilities are generally provided along with other connections to provide remote access to individual users. Generally, we provide dedicated copper connections and dedicated symmetrical and asymmetrical digital subscriber line (DSL) service, providing speeds up to 7.1 mb/sec. In addition, we offer the option of dedicated fiber optic connectivity.



     Our Internet Services division maintains network operations centers in Northern Virginia and Washington, D.C. We maintain dedicated, high-capacity fiber optic cable between New York City and Washington, D.C., and are continually expanding that reach and capacity. We have a direct connection to MAE-East, and we also maintain private peering and transit arrangements with major peering partners, including UUNet/MCI, America Online, Sprint, PSINet and others. We expect to open a third data center at our headquarters during calendar year 2000. These data centers contain state-of-the-art hardware components, many of which are manufactured by companies with which we have strategic alliances.



     Our Internet data centers offer traditional web and e-commerce hosting and co-location services for customers. We offer virtual hosting, where the customer is given use of a shared server in our data center, dedicated hosting, where the customer has a server in our data center that is dedicated to that customer's use, and co-located hosting, where the customer's own equipment is located at our data center.


     We also offer individual services, such as rack space, bandwidth, security, virtual private network capabilities, and middleware payment processing and electronic storefront systems. Full support services are also available, whereby we provide not only the facility and the Internet access, but the actual hardware, systems management, systems maintenance and systems monitoring for the customer's Internet solution.

NETWORK SOLUTIONS, SYSTEMS INTEGRATION AND MAINTENANCE

     The network solutions, systems integration and maintenance services that we provide to our clients include assessment and consulting services, hardware and software sales, systems integration and installation, and maintenance services. These services address the information technology needs of businesses, institutions and other enterprise level networked computer systems.


     We provide these services both from our internal professional staff as well through strategic business alliances with technology solution developers and niche service providers. These 'Technology Business Alliance' partners form the backbone of our systems integration business. Each of these partners is either a significant company within its industry or a developer of unique software or technology. Our partnerships with these companies arise through our inclusion as approved participants or vendors in sales and marketing programs established by them. These relationships are typically renewed annually. Our partners provide us two main benefits: innovative technology solutions and a 'virtual' sales force.


     Some of our partners are:

      SUN Microsystems. We actively engage in joint marketing programs with SUN, including sales of the SPARC line of RISC server and workstations. Additionally, we provide on-site maintenance and support for SUN products.

      Compaq/Digital Equipment Corporation. We provide integration and 'private label' services for Compaq/DEC. In addition we resell Compaq/DEC products and are an authorized warranty provider.

      IBM. We sell IBM's RS6000 line of computers, storage products, software and services, and are an authorized warranty provider for IBM products.

      Merisel. Merisel is a leading distributor of computer systems and components. In addition to sourcing products from Merisel, Merisel has agreed to distribute certain Internet-based products under development by us.

      Nortel. We sell Nortel's line of networking products, including access products, data and Internet products, Internet telephony products, wireless and mobility products, switching products and network management products.

Network Operations/Systems Integration

     We often work with clients who need to replace or upgrade existing computing functionality or who need advice about specific system inadequacies or desired capabilities. We provide an analysis of existing client technology, an analysis of the desired functionality, and the design of a hardware and software solution to address the client's need. We present the client with a detailed proposal containing the specifications and cost of each of the components comprising the solution, and a description of the integration of such components with existing systems.

     Our systems integration services interconnect various hardware and software components to create complete information systems that can then be seamlessly linked to other internal and/or external information systems. We provide these services both on-site at client locations and at our integration center, where we fully configure and beta test the most significant components of the network solution.

     In addition, we are an 'integrator's integrator', subcontracted by manufacturers to fulfill certain integration needs. These requirements may be to integrate various components into systems designed and/or sold directly by the manufacturer, or may be to provide high volume integration services related to the customization of a large number of systems to meet specifications and component requirements set forth by the manufacturer. We provide these services either on a third-party or private label basis.

     The systems integration portion of our business is supplemented by the follow-on technical support services we offer for the systems we implement and/or sell, as well as for existing systems that a customer may already have in place.

     We have long-standing relationships with many manufacturers, which we believe assist us in buying desired products on a timely basis and on attractive financial terms. We sell a wide variety of networking and personal computer products and peripherals from most major manufacturers, including:

AST Research                                  Motorola
Cisco Systems                                 NEC Technologies
Compaq/Digital Equipment Corporation          Nortel/Bay Networks
Epson America                                 Novell
Hewlett-Packard Company                       Seagate Technology
Intel Corporation                             SUN Microsystems
IBM                                           Tektronix
Microsoft Corporation                         Texas Instruments

Maintenance

     We also provide our customers a variety of value-added services, such as:

      Maintenance and repair;

      Help desk;

      Consulting; and

      Support services.

     Our existing maintenance services include multi-vendor desk-top and mid-range system maintenance. Our maintenance services are generally under long-term contracts, many of which are on a fixed price for standard services with a variable fee for additional services. Typically, we provide maintenance services via telephone, Internet or dial up network access, or by visits to customer locations. However, we station on-site maintenance personnel at some larger customer sites.

COMPETITION

     The information technology services business is characterized by intense competition and is subject to rapid technological change. We expect the competition to continue and intensify. Our current and anticipated competitors include:

      Systems integrators, such as Andersen Consulting, IBM, Proxicom and Sapient Corporation;

      Information technology consulting services providers, such as PricewaterhouseCoopers, KPMG, Electronic Data Systems and Computer Sciences Corporation;

      Emerging web consulting firms, such as Agency.com, Razorfish, Scient Corporation and Viant Corporation;

      Internet professional service providers, such as US Web/CKS, Modem Media.Poppe Tyson, US Interactive and iXL Enterprises; and

      Internal management and information technology departments of current and potential clients.

     Many of our competitors have substantially greater financial technical and marketing resources, larger client bases, longer operating histories, greater brand or name recognition and more established relationships in the industry than we have. In addition, these competitors have entered and will likely continue to enter into joint ventures to provide additional services competitive with those provided by us.

     There are low barriers to entry into our business. We do not own any technologies that preclude or inhibit competitors from entering our industry. Existing or future competitors may independently develop and patent or copyright technologies that are superior or substantially similar to our technologies. The costs to develop and to provide information technology services are relatively low. Therefore, we expect to continue to face additional competition from new entrants into our industry.

     We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. In 1998, our ten largest clients generated approximately 60% of our revenues, with three clients, The Chase Manhattan Bank, Citibank and The Bank of New York, accounting for 22%, 12% and 11%, respectively, of our revenues. To the extent that any significant client uses less of our services or terminates its relationship with us in favor of one of our competitors, our revenues could decline substantially. As a result, the loss of any significant client to a competitor could seriously harm our business.


     We believe that the principal competitive factors in our business are:

      The reputation, technical knowledge, creative skills, expertise and experience of the professionals delivering solutions;

      The ability to provide a complete 'turn-key' solution;

      Price, speed and quality of service;

      The success and reliability of the delivered solution; and

      The variety of services and products offered and timing of introductions of additional value services and products.

     We believe that we compete favorably on each of these factors and that we offer clients a unique combination of integrated strategy, technology and creative design services. The market for our services is evolving, however, and we must continue to rapidly develop the skills and capabilities needed to compete successfully in the future.

EMPLOYEES

     As of September 1, 1999, we had 89 employees. Of these, 51 were project personnel, 18 were selling and marketing personnel, and 20 were general and administrative personnel. None of our employees are represented by a labor union, and we consider our employee relations to be good.

FACILITIES


     Our headquarters, which house our principal administrative, finance, sales and marketing operations and integration and warehouse facilities, are located in Mineola, New York. These facilities are located in approximately 25,000 square feet of leased space. We also maintain a 3,200 square foot sales office in New York City. Both leases expire in 2002. We expect that we will need additional space as we expand our business and believe that we will be able to obtain suitable space as needed.


     Through a Master Internet Services Agreement, we have, together with MCSP, Inc., exclusive use of two Internet data centers. One of these is in Washington, D.C., and the other is in Tysons Corner, Virginia. We pay for the use of such facilities based upon the direct costs incurred in connection with our usage. This Agreement is described in the 'Certain Transactions' section.

LEGAL PROCEEDINGS

     We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth the names, ages and positions of Infinite Technology's directors and executive officers as of September 1, 1999:


                    NAME                       AGE                   POSITION
                    ----                       ---                   --------
Mark Dresner.................................  43    Chairman of the Board and Director
James McGowan................................  43    President, Chief Executive Officer and
                                                       Director
Paul Wolotsky................................  47    Executive Vice President, Director of
                                                       Internet Operations and Director
Andrew Arlo..................................  40    Executive Vice President
Stephen Baronian.............................  53    Vice President, Operations
Daniel Hickey................................  39    Vice President, Services
Dennis Wilson................................  50    Chief Financial Officer
Clifford Reddy...............................  51    Chief Technology Officer
Bernard Esquenet.............................  56    Director
Craig S. Libson..............................  38    Director


     Mark Dresner. Mr. Dresner is our co-founder and has served as our Chairman of the Board and a director since December 1994. Prior to founding Infinite Technology Group, Mr. Dresner served as a Sales Executive for Digital Equipment Corporation from 1985 to 1994. He previously served in various marketing and technical roles for The New York Life Insurance Company from 1979 to 1985. Mr. Dresner holds a B.S. degree from Long Island University and an M.S. in Computer Science from New York Institute of Technology.

     James McGowan. Mr. McGowan is our co-founder and has served as our President, Chief Executive Officer and a director since January 1993. Prior to founding Infinite Technology Group, Mr. McGowan served in numerous sales and marketing positions at Digital Equipment Corporation, ATT Information Systems, Xerox Corporation, and Pioneer Standard Electronics. Mr. McGowan holds a B.S. degree from Fordham University and an Advanced Certificate in Finance from St. John's University.


     Paul Wolotsky. Dr. Wolotsky joined us in September 1999 as a director and as Executive Vice President, Director of Internet Operations. Prior to joining us, Dr. Wolotsky was engaged for 18 years in the Internet consulting, website hosting and design and Internet connectivity business through Medical Computer Systems, a business formed by him in 1981. In 1995 and 1996 he served as Chairman for the Open Systems World/FedUNIX Convention Internet and World Wide Web Conferences. Currently Dr. Wolotsky serves on the Board of Directors of the UniForum Association, the International UNIX/Open Systems organization. Dr. Wolotsky earned his B.S., Biomedical Engineering from the University of Michigan in 1973 and his M.D./Ph.D. in Neurophysiology from Albert Einstein College of Medicine in 1977.


     Andrew Arlo. Mr. Arlo joined us as Executive Vice President in 1995 to focus on our growing services business. Prior to joining us, Mr. Arlo served for eight years as a Sales Executive at Digital Equipment Corporation supporting DEC's financial clients. Previously Mr. Arlo held positions at NCR and NIXDORF Computer where he was National Sales Manager. Mr. Arlo holds a B.S. degree in Marketing from the University of Hartford.

     Stephen Baronian. Mr. Baronian has served as our Vice President, Operations since August 1999. Prior to this he served as our Director of Operations. Mr. Baronian joined us with over 25 years experience in the banking and finance industry, 15 years in a senior management role. Mr. Baronian holds a B.B.A. degree in Finance with a minor in Personnel Administration from Adelphi University.

     Clifford Reddy. Mr. Reddy has served as our Chief Technology Officer since 1996. Prior to joining us, Mr. Reddy served in various technical capacities with Digital Equipment Corporation, from 1977 to 1996. Before this Mr. Reddy served in the U.S. Air Force for four years.

     Daniel Hickey. Mr. Hickey has served as our Vice President, Services since August 1999. He served as our Director of Technical Sales from 1997 to 1999. Prior to joining us, Mr. Hickey served as Vice

President of Unix Support at U.S. Computer Group from 1990 to 1997. Before this Mr. Hickey was a Field Service Manager at Prime Computer Corporation for five years.

     Dennis Wilson. Mr. Wilson joined us as our Chief Financial Officer in September 1999. Prior to joining us, Mr. Wilson was Vice President and Chief Financial Officer and director of SysComm International Corporation. From 1972 through 1992, Mr. Wilson was employed by The Harvey Group Inc. During his career at The Harvey Group, Mr. Wilson held the following positions: Member of the Board of Directors, Executive Vice President and Chief Financial Officer, Corporate Secretary and Director of Internal Audit. Mr. Wilson received a B.S. in Accounting and an M.B.A. from St. John's University.


     Bernard Esquenet. Mr. Esquenet has served as a director since August 1999. Mr. Esquenet has been the Chief Executive Officer of The Ruhof Corporation, a company engaged in the manufacture and sale of specialty chemical products, for more than the past five years.



     Craig S. Libson. Mr. Libson has served as a director since August 1999. Mr. Libson is a member of the law firm of Parker Duryee Rosoff & Haft, P.C., and has been a practicing attorney specializing in corporate and securities law since 1985.


     Except for Messrs. Dresner, McGowan and Wolotsky, each of whom has an employment agreement, our executive officers are appointed annually by, and serve at the discretion of, the board of directors. See ' -- Employment Agreements.'

BOARD OF DIRECTORS


     Our board consists of five directors, divided into three classes, identified as Class I, Class II and Class III. Immediately following this offering we will be adding an additional independent director. Members of each class hold office for staggered three-year terms. At each annual meeting of our shareholders starting with the meeting in 2000, the successors to the directors whose terms expire at that meeting will be elected to serve for a three-year period following their election or until a successor has been duly elected and qualified. Dr. Wolotsky and the newly appointed sixth director will be Class I directors whose terms expire at the 2000 annual meeting of shareholders. Messrs. Dresner and Esquenet are Class II directors whose terms expire at the 2001 annual meeting of shareholders. Messrs. McGowan and Libson are Class III directors whose terms expire at the 2002 annual meeting of shareholders. The expiration of a director's term is subject in all cases to the election and qualification of his successor or his earlier death, removal or resignation. Each of Messrs. Dresner, McGowan and Wolotsky have employment agreements with us which provide for their nomination as directors. See ' -- Employment Agreements.'


COMMITTEES OF THE BOARD OF DIRECTORS

     We have an audit committee and a compensation committee. Each committee is composed of a majority of independent directors. Following the offering, the audit committee will be comprised of Craig Libson, Bernard Esquenet, James McGowan and the additional independent director, and will recommend the annual appointment of our auditors, with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles used in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. Following the offering, the compensation committee will be comprised of Craig Libson, Bernard Esquenet, Mark Dresner and the additional independent director, and will make recommendations to the board regarding compensation for our executive officers. The compensation committee will also administer the 1999 Stock Option Plan and other compensatory plans or arrangements adopted by the Board of Directors.

COMPENSATION OF DIRECTORS


     Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees will receive a $500 fee for attendance in person at meetings of the board or committees of the board and will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance at our board meetings. Members of the board of directors receive annual grants of stock options under our 1999 Directors' Stock Option Plan. See 'Stock Option Plans.'


EXECUTIVE COMPENSATION


     The following table sets forth certain summary information concerning the compensation earned during 1998 by our President and Chief Executive Officer and certain other highly compensated officers. We use the term 'named executive officers' to refer to these people in this prospectus. The table excludes certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of their salary and bonus disclosed in the table.


                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                     ANNUAL COMPENSATION            COMPENSATION AWARDS
                                              ----------------------------------   ---------------------
                                                                                   SECURITIES UNDERLYING
       NAME AND PRINCIPAL POSITION(S)           SALARY       BONUS       OTHER         OPTIONS/SARS
       ------------------------------           ------       -----       -----         ------------
Mark Dresner ...............................  $  144,815       --          --            --
  Chairman of the Board and Director
James McGowan ..............................  $  144,815       --          --            --
  President, Chief Executive Officer and
  Director
Andrew Arlo ................................  $  137,615       --          --            --
  Executive Vice President
Daniel Hickey ..............................  $   90,000       --       $138,122(1)          30,000
  Vice President, Services

------------

(1) Represents amounts paid for sales commissions.


     The following table presents information on grants of stock options during 1998 to the named executive officers. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The 5% and 10% assumed annual rates of compound stock price appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate or projection of the future trading prices of our common stock. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises are dependent on numerous factors, including our future performance, overall market conditions and the option holder's continued employment with us throughout the entire vesting period and option term, none of which are reflected in this table. The potential realizable value is calculated by multiplying the fair market value per share of common stock on the date of grant as determined by the board of directors, which is equal to the exercise price per share, by the stated annual appreciation rate compounded annually for the option term, subtracting the exercise price per share from the product, and multiplying the remainder by the number of shares underlying the option granted.

                             OPTION GRANTS IN 1998

                                                INDIVIDUAL GRANTS
                               ---------------------------------------------------
                               NUMBER OF      PERCENT OF
                               SECURITIES   TOTAL OPTIONS                             POTENTIAL REALIZABLE VALUE
                               UNDERLYING     GRANTED TO                                AT ASSUMED ANNUAL RATES
                                OPTIONS       EMPLOYEES      EXERCISE   EXPIRATION    OF STOCK PRICE APPRECIATION
            NAME                GRANTED     IN FISCAL YEAR    PRICE        DATE             FOR OPTION TERM
            ----                -------     --------------    -----        ----      -----------------------------
                                                                                          5%              10%
Mark Dresner.................     --           --              --          --            --              --
James McGowan................     --           --              --          --            --              --
Andrew Arlo..................     --           --              --          --            --              --
Daniel Hickey................    30,000          25.1%        $1.50      01/15/08       $73,300        $116,718


     The following table presents information with respect to exercises of options by the named executive officers during 1998 pursuant to the Infinite Technology Group 1997 Stock Option Plan, and information with respect to unexercised options to purchase Common Stock held by them at December 31, 1998.


                          YEAR-END 1998 OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                          UNDERLYING                 VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                       DECEMBER 31, 1998             DECEMBER 31, 1998(1)
                                                       -----------------          ---------------------------
NAME                                            EXERCISABLE       UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                            -----------       -------------   -----------   -------------
Mark Dresner..................................     --                 --             --             --
James McGowan.................................     --                 --             --             --
Andrew Arlo...................................     80,192            120,288       $150,761       $226,141
Daniel Hickey.................................      7,500             22,500       $ 11,250       $ 33,750

------------


(1) Based upon the fair market value of our common stock as of December 31, 1998, which was $3.00, as determined by our board of directors.


EMPLOYMENT AGREEMENTS


     We have entered into an employment agreement with Mark Dresner. Under the terms of this agreement, Mr. Dresner serves as our Chairman of the Board. His employment agreement also provides for his nomination as a director. The employment agreement has a five year term with automatic one year renewals, subject to earlier termination.



     As of September 1, 1999, Mr. Dresner's base annual salary was $250,000. The compensation committee of our board of directors may increase his base salary from time to time. We will increase his base salary annually to reflect increases in the consumer price index. In addition to his base salary, our compensation committee will grant Mr. Dresner cash bonuses and stock option grants based on the attainment of certain performance objectives. In addition, we will lease an automobile for Mr. Dresner's exclusive use. Mr. Dresner is also entitled to participate in any employee benefit plans which we adopt for the general benefit of our employees or executive employees.



     Mr. Dresner's employment agreement automatically terminates upon his death. In addition, we can terminate it based on his continued disability, for due cause, or without due cause. Mr. Dresner can terminate his employment agreement for good reason. If the employment agreement is terminated for death, disability or due cause, we will pay Mr. Dresner any unpaid base salary and bonus through the date of termination. If we terminate Mr. Dresner's employment agreement for a reason other than death, disability or due cause, or if he terminates it for good reason, we will pay him his base salary for the remaining term of the employment agreement, but in no event less than twenty-four or more than thirty-five months.


     Mr. Dresner's employment agreement contains standard provisions regarding confidentiality and non-competition during the term of his employment.

     We have entered into an employment agreement with James McGowan. Under the terms of this agreement, Mr. McGowan serves as our President and Chief Executive Officer. His employment agreement also provides for his nomination as a director. The employment agreement has a five year term with automatic one year renewals, subject to earlier termination.


     As of September 1, 1999, Mr. McGowan's base annual salary was $250,000. The compensation committee of our board of directors may increase his base salary from time to time. We will increase his base salary annually to reflect increases in the consumer price index. In addition to his base salary, our compensation committee will grant Mr. McGowan cash bonuses and stock option grants based on the attainment of certain performance objectives. In addition, we will lease an automobile for Mr. McGowan's exclusive use. Mr. McGowan is also entitled to participate in any employee benefit plans which we adopt for the general benefit of our employees or executive employees.


     Mr. McGowan's employment agreement automatically terminates upon his death. In addition, we can terminate it based on his continued disability, for due cause, or without due cause. Mr. McGowan can terminate his employment agreement for good reason. If the employment agreement is terminated for death, disability or due cause, we will pay Mr. McGowan any unpaid base salary and bonus through the date of termination. If we terminate Mr. McGowan's employment agreement for a reason other than death, disability or due cause, or if he terminates it for good reason, we will pay him his base salary for the remaining term of the employment agreement, but in no event less than twenty-four or more than thirty-five months.


     Mr. McGowan's employment agreement contains standard provisions regarding confidentiality and non-competition during the term of his employment.

     We have entered into an employment agreement with Paul Wolotsky. Under the terms of this agreement, Dr. Wolotsky serves as our Executive Vice President, Director of Internet Operations. His employment agreement also provides for his nomination as a director. The employment agreement has a five year term with automatic one year renewals, subject to earlier termination.

     As of September 1, 1999, Dr. Wolotsky's base annual salary was $250,000. Our compensation committee may increase his base salary from time to time. We will increase his base salary annually to reflect increases in the consumer price index. In addition, we will lease an automobile for Dr. Wolotsky's exclusive use. Dr. Wolotsky is also entitled to participate in any employee benefit plans which we adopt for the general benefit of our employees or executive employees.

     Pursuant to his employment agreement, we granted Dr. Wolotsky options to purchase 300,000 shares of our common stock, subject to a vesting schedule. We will grant him additional stock options and cash bonuses based on the net income generated by our Internet division. In addition, our compensation committee may grant Dr. Wolotsky discretionary bonuses.


     Dr. Wolotsky's employment agreement automatically terminates upon his death. In addition, we can terminate it based on his continued disability or for due cause. Dr. Wolotsky can terminate his employment agreement for good reason. If his employment agreement is terminated for death, disability or due cause, we will pay Dr. Wolotsky any unpaid base salary and bonus through the date of termination. If he terminates the employment agreement for good reason, we will pay him his base salary for 12 months from the date of termination. In addition, either we or Dr. Wolotsky can terminate his employment agreement if our initial public offering is not consummated by January 1, 2000, in which event we will enter into a consulting agreement with Dr. Wolotsky for a term of one year and at a rate of $250,000. The employment agreement may also be terminated by either Dr. Wolotsky or us following the third anniversary of the agreement, upon six months written notice to the other party, in which case we will pay Dr. Wolotsky any unpaid base salary and bonus through the date of termination.


     Dr. Wolotsky's employment agreement contains standard provisions regarding confidentiality, non-competition and our ownership of his work product.

STOCK OPTION PLANS

1997 Stock Option Plan


     Our 1997 stock option plan was adopted by our board of directors and approved by our shareholders in June 1997. As amended, the 1997 plan authorizes the issuance of up to 600,000 shares of our common stock pursuant to stock options and other awards. As of November 15, 1999, options to purchase an aggregate of 586,980 shares of common stock at a weighted average price of $2.37 per share were outstanding under the 1997 plan, of which 246,788 are currently exercisable. The 1997 plan is substantially similar to our 1999 Stock Option Plan, which is discussed in more detail below.


1999 Stock Option Plan


     We have previously adopted our 1999 Stock Option Plan. The purpose of the 1999 plan is to further our growth, development and financial success by providing additional incentives and personal interest in our company by those responsible for securing our continued growth and success.


     The 1999 plan is administered by our compensation committee, and provides for the grant to our employees of both incentive options, intended to qualify under Section 422 of the Internal Revenue Code, and non-qualified options to purchase our common stock. The compensation committee will grant options subject to a vesting schedule, conditions, restrictions and other provisions.

     The price of the shares subject to each option will be equal to the fair market value of the shares on the date we grant them. However, if we grant incentive stock options to an individual owning more than 10% of the total combined voting power of all classes of our stock, the exercise price of the options will not be less than 110% of the fair market value of the underlying shares on the date of grant, as required by Section 162(m) of the Internal Revenue Code. If the aggregate fair market value of our shares with respect to which incentive stock options are exercisable by any person for the first time during any calendar year exceeds $100,000, the options will be treated as non-qualified options.


     A holder of options to purchase our common stock under the 1999 plan may exercise the options by delivery to us of cash equal to the exercise price, or with approval of the compensation committee, shares of our common stock equal to the exercise price, a promissory note equal to the exercise price, or a combination of these forms of payment.


     If the outstanding shares of our common stock are changed into or exchanged for a different number or kind of shares or other securities by reason of reorganization, merger, consolidation, reclassification or combination of shares, we will make adjustments in the number and kind of shares for the purchase of which options may be granted.

     The holders of options under our 1999 plan will not be considered shareholders of ours unless and until certificates representing shares of our common stock have been issued by us to such holders.

     The maximum number of shares of our common stock for which options may be granted under the 1999 plan is 350,000. If any option expires or is canceled without having been fully exercised we may regrant that option. Options are not exercisable after ten years after the date we grant them. Options we grant under the 1999 plan generally are not transferable and terminate upon severance of employment.

     As of the date of this prospectus, there are no options outstanding under the 1999 plan.

Infinite Technology Group Ltd. 1999 Directors' Stock Option Plan

     We have previously adopted our 1999 Directors' Stock Option Plan. The purpose of the 1999 directors' plan is to provide directors added incentives to continue as directors of ours and to create a more direct interest by such individuals in the future success of our operations.


     The 1999 directors' plan is administered by our compensation committee, and provides for the grant of automatic, non-discretionary, non-qualified options to purchase our common stock to both our employee and non-employee directors. Upon our adoption of the 1999 directors' plan, each of our existing non-employee directors were granted an option to purchase 30,000 shares of our common stock. In the future, an option to purchase 25,000 shares of our common stock will be granted to each non-employee who is elected or appointed to serve as a director. An option to purchase 10,000 and 20,000 shares of our common stock will be granted to each employee and non-employee director, respectively, who is re-elected as a director by our shareholders. Upon our adoption of the 1999 directors' plan, each of our existing employee directors was granted an option to purchase 20,000 shares of our common stock. In addition, any director who is elected to a committee of our board of directors shall be granted an additional option to purchase 5,000 shares of common stock.



     Under the 1999 director's plan, each of our director's options will vest one half immediately upon grant, and for so long as he or she remains on the board, one quarter at the end of each of the two years following the year in which the option was granted. In the event of a change in control, each outstanding option under the 1999 directors' plan shall become exercisable in full in respect of the aggregate number of our shares covered by the option.


     The price of the shares subject to each option under our 1999 directors' plan will be equal to the fair market value of the shares on the date we grant them.

     If the outstanding shares of our common stock are changed into or exchanged for a different number or kind of shares or other securities by reason of stock split, subdivision, consolidation, combination, reclassification or recapitalization involving our common stock, except in connection with an initial public offering, we will make adjustments in the number and kind of shares for the purchase of which options may be granted.

     The holders of options under the 1999 directors' plan will not be considered shareholders unless and until certificates representing shares of our common stock have been issued by us to the holders.

     The board of directors may terminate the 1999 directors' plan, and no option may be granted after such termination. If not sooner terminated, the 1999 directors' plan will terminate on June 30, 2009. Options outstanding at the time of termination will continue to be exercisable in accordance with their terms.

     The maximum number of shares of our common stock for which options may be granted under the 1999 directors' plan is 400,000. If any option expires or is canceled without having been fully exercised we may regrant that option. Options are not exercisable after ten years from their date of grant. Options we grant under the 1999 directors' plan generally are not transferable and terminate three months after termination as a director.


     As of the date of this prospectus, there are 150,000 options outstanding under the 1999 directors' plan, exercisable at a price of $10.00 per share, of which 75,000 are currently exercisable.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Mark Dresner, Chairman of our board of directors, Craig Libson and Bernard Esquenet currently serve on our compensation committee. Immediately following this offering, the newly-appointed sixth member of our Board will be named to serve on the compensation committee.


LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS


     To the extent permitted by the New York Business Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of directors for monetary damages due to their breach or alleged breach of their fiduciary duties. Our charter does not, however, provide for indemnification for liability due to a director's breach of his or her duty of loyalty to us or our stockholders, for acts involving bad faith or intentional misconduct or violations of law, or for any transaction from which the director received an improper personal benefit. In addition, our bylaws require us to indemnify our officers and directors under certain circumstances, and we are required to advance to our officers and directors their expenses for a proceeding against them. We intend to obtain directors' and officers' liability insurance.

                              CERTAIN TRANSACTIONS

Merger with Infinite Technology Information Services, Inc. and related transactions


     On September 20, 1999, we entered into a merger agreement with ITIS. This agreement provides that ITIS will merge with and into Mercury Internet Services, Inc., our wholly-owned subsidiary at the closing of this offering. While ITIS has not generated revenues to date, it has entered into and is in the process of securing, a number of Internet development contracts which we expect to generate future revenues. At the time of the ITIS Merger, all of the outstanding shares of common stock of ITIS will be exchanged for a total of 100,000 shares of our common stock and $3.5 million of the proceeds from this offering.



     ITIS was organized by Mark Dresner and James McGowan for the purpose of pursuing Internet related design and consulting services for start-up e-commerce businesses. Before this, ITG had been referring many of such opportunities to third parties. ITIS's activities during 1999 consisted primarily of identifying opportunities and performing sales and marketing activities, including negotiating arrangements with e-commerce and Internet-based businesses for the design and construction of the web-based solution for these customers. In
July 1999, ITIS negotiated a master internet services agreement with MCSP, Inc., to provide ITIS with the immediate data center and Internet access infrastructure to provide such services on a large scale. In August 1999, ITIS acquired from Wolotsky Enterprises, L.L.C., a company controlled by Paul Wolotsky, the rights to a services agreement with World Online, Inc., which was under negotiation for the design and hosting of an intranet project relating to the auto industry. We anticipate that this services agreement will generate significant revenue during the next twelve months. This agreement was executed during September 1999. In exchange for the contribution of such contract rights, Wolotsky Enterprises, L.L.C. acquired one-third of the common stock of ITIS.



     Mark Dresner, Chairman of our Board of Directors, is also the President and Treasurer of ITIS. James McGowan, our President and Chief Executive Officer, is also Vice President and Secretary of ITIS. Mr. Dresner, Mr. McGowan, and Wolotsky Enterprises, L.L.C., of which Paul Wolotsky, our Executive Vice President, Director of Internet Operations, is President and sole member, each own one-third of the outstanding shares of common stock of ITIS. Mr. Dresner and Mr. McGowan will each receive $1.5 million as a result of the ITIS Merger. Wolotsky Enterprises, L.L.C. will receive $500,000 and 100,000 shares of our common stock as a result of the ITIS Merger. The consideration to be received by the shareholders of ITIS was determined by our board of directors based upon the potential value which ITIS brings to our growth strategy and the potential cash flow which would be generated from projects under development by ITIS.



     Under the merger agreement, at the closing of this offering, we will make a loan to Dr. Wolotsky in the amount of $500,000 from the proceeds of the offering (See 'Use of Proceeds'). We are making the loan to him to fund the payment of income taxes Dr. Wolotsky will have to pay as a result of his receipt of consideration from the ITIS Merger. The loan is secured by 100,000 shares of our common stock which Wolotsky Enterprises, L.L.C. will receive at the closing. The loan will bear interest at a rate of 6% per year and will mature upon the earlier of June 30, 2004 or upon the sale of the 100,000 shares of our common stock by Wolotsky Enterprises, L.L.C.



     ITIS is a party to a master internet services agreement with MCSP, Inc., dated July 1, 1999, under which ITIS has the exclusive use, other than for existing hosting commitments of MCSP, Inc., of MCSP, Inc.'s Internet data center facilities and Internet connectivity assets. MCSP has two Internet data centers, located in Washington, DC and Tysons Corner, Virginia. These data centers have direct fiber optic connectivity to the MAE-East Internet hub and are connected by a dedicated backbone. ITIS will compensate MCSP, Inc. in an amount equal to 105% of the actual direct costs incurred by MCSP, Inc. in connection with the provision of these services. The agreement also provides that, any time after January 1, 2001, either MCSP, Inc. or ITIS may elect that MCSP, Inc. merge with and into ITIS, if during the six months prior to such election the revenues generated by MCSP, Inc. pursuant to the Service Agreement with ITIS exceed $225,000. To date, MCSP, Inc. has not generated revenues under that agreement. Under the terms of the merger agreement, we have assumed this obligation, and, upon effectiveness of any merger involving ITG, all of the shares of common stock of MCSP, Inc. will be exchanged for a total of 250,000 shares of our common stock. Dr. Wolotsky is the sole officer, director and shareholder of MCSP, Inc. By electing to merge with MCSP, Inc., we would be able to acquire ownership of the two data centers owned by MCSP, Inc., and, as a result, acquire in-house, turn-key data center capability without the costs or time delays of designing, constructing and implementing three separate data centers.


S Corporation Distribution


     Immediately following the closing of this offering, we intend to make an S corporation distribution aggregating approximately $1,400,000 to Mr. Dresner and Mr. McGowan. In addition, at the closing we will change our federal income tax status from an S corporation to a C corporation. In connection with this change, we will enter into an agreement with Mr. Dresner and Mr. McGowan to facilitate our change in tax status. Pursuant to this agreement, Mr. Dresner and Mr. McGowan will agree to indemnify us for all income tax liability for periods prior to the closing if we are found not to have qualified as an S corporation.


Employment Agreements

     During 1999, we entered into employment agreements with Mark Dresner, James McGowan and Paul Wolotsky. See 'Management -- Employment Agreements'.


Loans from our shareholders



     In August 1996, we borrowed an aggregate of $200,000 from Mr. Dresner and Mr. McGowan. We are repaying these loans over three years. The loans bear interest at a rate of 7%. As of December 31, 1998, the outstanding balance was $36,342. As of the date of this prospectus the balance has been fully repaid.

                             PRINCIPAL SHAREHOLDERS


     The following table presents information regarding the beneficial ownership of our common stock as of November 15, 1999 and immediately following this offering by (1) each person who beneficially owns 5% or more of a class of capital stock, (2) each of our directors, (3) each of the named executive officers, and (4) all of our directors and executive officers as a group.



     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by that person, but not those held by any other person, and which are exercisable within 60 days of the date of this prospectus have been exercised and converted. This table assumes a base of 6,000,000 shares of common stock outstanding prior to this offering and a base of 8,000,000 shares of common stock outstanding immediately after this offering, before any consideration is given to outstanding options, warrants or convertible securities.



     Unless otherwise noted, the address for each of the persons listed below is: c/o Infinite Technology Group, 77 Jericho Turnpike, Mineola, New York 11501.



                                                        NUMBER OF     PERCENTAGE        PERCENTAGE
                         NAME                            SHARES     BEFORE OFFERING   AFTER OFFERING
                         ----                            ------     ---------------   --------------
Mark Dresner(1).......................................  2,977,500        49.4%             37.1%
James McGowan(2)......................................  2,977,500        49.4              37.1
Paul Wolotsky(3)......................................    135,000         2.2               1.7
Andrew Arlo(4)........................................    120,288         2.0               1.5
Daniel Hickey(5)......................................     37,500       *                 *
Bernard Esquenet(6)...................................     20,000       *                 *
Craig Libson(7).......................................     20,000       *                 *
All directors and executive officers as a group
  (10 persons)(8).....................................  6,343,413         100              76.0


------------

*   Less than 1%




 (1) Includes 27,500 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 27,500 shares of common stock subject to stock options which are not currently exercisable.





 (2) Includes 27,500 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 27,500 shares of common stock subject to stock options which are not currently exercisable.





 (3) Includes (i) 100,000 shares of common stock to be issued to Wolotsky Enterprises, L.L.C. in connection with the ITIS Merger, which are beneficially owned by Dr. Wolotsky, and (ii) 35,000 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 285,000 shares of common stock subject to stock options which are not currently exercisable.





 (4) Includes 120,288 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 80,192 shares of common stock subject to stock options which are not currently exercisable.





 (5) Includes 37,500 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 22,500 shares of common stock subject to stock options which are not currently exercisable.





 (6) Includes 20,000 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 20,000 shares of common stock subject to stock options which are not currently exercisable.





 (7) Includes 20,000 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 20,000 shares of common stock subject to stock options which are not currently exercisable.





 (8) Includes 343,413 shares of common stock which may be acquired upon the exercise of currently exercisable stock options. Does not include 522,067 shares of common stock subject to stock options which are not currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

     This summary description does not describe every term of the capital stock contained in our certificate of incorporation. We refer you to the provisions of New York corporate law and our certificate of incorporation and bylaws, which you can access through EDGAR at www.sec.gov.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     Our certificate of incorporation authorizes us to issue 20,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share. The preferred stock is issuable in series. There will be 6,000,000 shares of our common stock outstanding immediately prior to consummation of this offering, held of record by two shareholders, and there will be no shares of preferred stock outstanding.


COMMON STOCK

     Voting Rights. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a result, minority shareholders will not be able to elect directors on the basis of their votes alone.


     Dividend Rights. Subject to preferences that may be available to holders of preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board out of available funds.



     Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of holders of preferred stock. Holders of common stock have no preemptive, conversion or other rights to subscribe for additional securities of ours. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.


PREFERRED STOCK


     Our board has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of our common stock. This could also decrease the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change of control of our company. Accordingly, the issuance of shares of preferred stock may discourage offers for our common stock or may otherwise adversely affect the market price of our common stock. We have no present plan to issue any shares of preferred stock.


CERTAIN PROVISIONS OF OUR CHARTER DOCUMENTS

     Our certificate of incorporation and bylaws contain the following provisions which are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions provide:


      for the authorization of the board to issue, without further action by the shareholders, up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares;


      for the division of the board into three classes, with each class serving for a staggered term of three years;

      that vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office;

      that our directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% of the outstanding shares of voting stock, voting together as a single class;

      that cumulative voting is expressly prohibited;

      that certain provisions of the bylaws may be amended only by a vote of 66 2/3% of the shareholders entitled to vote; and

      that shareholders wishing to nominate directors and propose other business to be conducted at shareholder meetings must meet certain advance notice requirements.


     These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company. Such provisions, however, could discourage potential acquisition proposals and could delay or prevent a change of control of our company. Such provisions may also have the effect of preventing changes in our management.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, and its address is 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this offering, no public market for our common stock existed. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.



     Upon completion of the offering and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options or warrants, an aggregate of 8,000,000 shares of our common stock will be outstanding. Of these shares, all of the shares sold in this offering will be freely transferable without restriction or limitation under the Securities Act of 1933 unless purchased by our 'affiliates,' as defined in Rule 144 under the Securities Act. The remaining 6,000,000 shares are 'restricted shares' within the meaning of Rule 144 under the Securities Act, and are subject to restrictions under the Securities Act and the lock-up agreements described below.



     Our directors, executive officers, and shareholders have agreed not to sell, offer for sale, or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of the underwriter In addition, during the 180-day period, we have agreed not to file any registration statement with respect to our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of the underwriter.


     In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned shares of common stock for at least one year would be entitled to sell within any three-month period the number of shares of common stock that does not exceed the greater of:

      1% of the number of then outstanding shares; or

      the average weekly reported trading volume during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     Sales under Rule 144 are also subject to certain notice and manner of sale requirements and to the availability of current public information about us and must be made in unsolicited brokers' transactions or to a market maker. A person who is not an 'affiliate' of us under the Securities Act during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions. Our affiliates must comply with the restrictions and requirements of Rule 144 when transferring restricted shares even after the two-year holding period has expired and must comply with the restrictions and requirements of Rule 144 other than the one-year holding period in order to sell unrestricted shares. Rule 144 allows persons to include the holding period of the transferor under certain circumstances.


     Any of our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares prior to this offering are generally entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permit affiliates and non-affiliates to sell such shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this prospectus. In addition, non-affiliates may sell shares without complying with the public information, volume and notice provisions of Rule 144. Rule 701 is available for our option holders as to all 1,036,980 options issued by us prior to this offering.



     After 180 days after the offering, we intend to file a registration statement on Form S-8 to register all of the shares of common stock reserved for issuance pursuant to the 1997 and 1999 Infinite Technology Group Stock Option Plans and 1999 Directors' Stock Option Plan. Accordingly, shares issued upon exercise of such options will be freely tradeable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.


                                  UNDERWRITING


     Subject to the terms and conditions contained in an underwriting agreement,
dated                , 1999, the underwriter has agreed to purchase from us
           shares of Common Stock.



     The underwriting agreement provides that the underwriter's obligations to purchase and accept delivery of the shares of common stock offered by this prospectus is subject to approval by its counsel of particular legal matters and other conditions. The underwriter is obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if it purchases any of the shares.


     We have granted to the underwriter a 30-day option to purchase, on a pro rata basis, up to 300,000 additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions. This option may be exercised only to cover over-allotments of our common stock.


     The underwriter initially proposes to offer some of the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and some of the shares to certain dealers, including the underwriter, at the offering price less a concession of not more than
$      per share. The underwriter may allow, and such dealers may re-allow to
other dealers, a concession of not more than $      per share. After the initial
offering of the common stock, the representatives of the underwriter may change the public offering price and other selling terms at any time without notice. The underwriter does not intend to confirm sales to any accounts over which they exercise discretionary authority.


     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriter may be required to make in respect thereof.


     We, together with our executive officers, directors, and shareholders have agreed, subject to certain exceptions, not to:


      offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

      enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common stock,

regardless of whether any of the transactions described above are to be settled by the delivery of common stock, other securities, cash, or otherwise, for a period of 180 days after the date of this prospectus without the prior written consent of the underwriter. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our executive officers, directors and shareholders have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the underwriter. However, the underwriter may, in its sole discretion, release all or any portion of the securities subject to the lock-up agreements. We have determined that if the lock-up with respect to a significant number of shares has been waived, whether with respect to a single stockholder or a number of stockholders, we would review applicable securities laws and, if public disclosure would be appropriate, disclose the waiver.


     We have agreed to pay the underwriter a non-accountable expense allowance of 2% of the aggregate offering price of the common stock offered by this prospectus, including any common stock purchased pursuant to the underwriter's over-allotment option, of which we have already paid $50,000. We have also agreed to pay all expenses in connection with qualifying the common stock offered by this prospectus for sale under the laws of such states as the underwriter may designate, if required, including the expenses of counsel retained for such purposes by the underwriter.


     The following table shows the per share and total non-accountable expense allowance and underwriting discounts and commissions to be paid to the underwriter by us in connection with our initial public offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of common stock. We have also included in the table the 140,000 underwriter's warrants we have agreed to issue to the underwriter. We are required to issue the same number of underwriter's warrants regardless of whether the underwriter exercises its over-allotment option.



                                                       PAID BY INFINITE TECHNOLOGY GROUP LTD.
                    ------------------------------------------------------------------------------------------------------------
                                        NO EXERCISE                                            FULL EXERCISE
                    ----------------------------------------------------    ----------------------------------------------------
                     DISCOUNTS AND        EXPENSE        UNDERWRITER'S       DISCOUNTS AND        EXPENSE        UNDERWRITER'S
                      COMMISSIONS        ALLOWANCE          WARRANTS          COMMISSIONS        ALLOWANCE          WARRANTS
                    ----------------  ----------------  ----------------    ----------------  ----------------  ----------------
Per share.........                                             --                                                      --
     Total........                                          140,000                                                 140,000



     The expenses of this offering, exclusive of the underwriting discount, are estimated at $500,000 and are payable by us. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, the Nasdaq Stock Market listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.



     We have also agreed pursuant to the underwriting agreement to allow the underwriter to designate an observer to the board of directors for a period of three years. The individual selected by the underwriter will be entitled to attend all our board of directors' meetings.



     We have agreed to sell to the underwriter and its designees, underwriter's warrants to purchase up to 140,000 shares of common stock at an exercise price per share equal to 125% of the initial public offering price per share of the common stock offered hereby. The underwriter's warrants may not be transferred, except during a one year period commencing on the date of this prospectus, to officers of the underwriter, and after that to officers or employees who are shareholders of the underwriter, and are exercisable during the four-year period commencing one year from the date of this prospectus.


     During the warrant exercise term, the holders of the underwriter's warrants are given, at nominal cost, the opportunity to profit from a rise in the market price of the common stock. To the extent that the underwriter's warrants are exercised or exchanged, dilution to the interests of our shareholders will occur. Further, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the underwriter's warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the underwriter's warrants. Any profit realized by the underwriter on the sale of the underwriter's warrants or the underlying shares of common stock may be deemed additional underwriting compensation. The underwriter's warrants provide for reductions, which in certain circumstances could be material, in the exercise price of the underwriter's warrants upon the occurrence of certain events, including adjustment of the type of securities issuable upon exercise of the underwriter's warrants to reflect changes in the common stock and to reflect stock dividends, stock splits and mergers, recapitalizations or sales of assets. We have agreed to register the underwriter's warrants and the underlying shares of common stock under the Securities Act on one occasion during the warrant exercise term and to include such underwriter's warrants and shares in any appropriate registration statement that is filed by us during the warrant exercise term.




     We have agreed to grant the underwriter for three years from this offering a right of first refusal to act as manager, placement agent or investment banker for proposed public or private offerings of our securities. In addition, we will pay the underwriter a finder's fee if, at our request, the underwriter introduces potential strategic partners to us during the 18 months following this offering and we consummate a transaction with any of them.



     Prior to this offering, no established trading market for our common stock existed. The initial public offering price of our shares of common stock offered by this prospectus was determined by negotiations among us and the representatives of the underwriter. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.



     We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol 'ITGL.'



     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of those jurisdiction. Persons with this prospectus should inform themselves about and observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.


     The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

      Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

      Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

      Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.


     These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


                                 LEGAL MATTERS


     Certain legal matters in connection with this offering will be passed upon for Infinite Technology Group by Parker Duryee Rosoff & Haft, P.C., New York, New York. Craig S. Libson, a member of such firm, serves as a director of our company and holds options to purchase 40,000 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Coleman, Rhine & Goodwin LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our combined financial statements at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus is a part of that registration statement. This prospectus does not contain all the information provided in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the commission. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Although we have included in this prospectus summaries of all significant terms of our material agreements and other documents, these summaries are not necessarily complete; reference is made in each case to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified in all respects by reference to the exhibit. You may inspect a copy of the registration statement without charge at the commission's principal office in Washington, D.C. and obtain copies of all or any part thereof, upon payment of certain fees, from the commission's Public Reference Room at the commission's principal office, 450 Fifth Street, NW, Washington, D.C. 20549, or at the commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information regarding the operation of the Public Reference Room by calling the commission at 1-800-SEC-0330. The commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission. The commission's World Wide Web address is www.sec.gov.


     We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish such other reports as we may determine or as may be required by law.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
                     INDEX TO COMBINED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
     Report of Independent Auditors.........................   F-2
     Combined Balance Sheets as of December 31, 1997 and
      1998 and September 30, 1999 (unaudited)...............   F-3
     Combined Statements of Operations for the years ended
      December 31, 1996, 1997 and 1998 and the nine-month
      periods ended September 30, 1998 and 1999
      (unaudited)...........................................   F-4
     Combined Statements of Changes in Shareholders' Equity
      for the years ended December 31, 1996, 1997 and 1998
      and the nine-month period ended September 30, 1999
      (unaudited)...........................................   F-5
     Combined Statements of Cash Flows for the years ended
      December 31, 1996, 1997 and 1998 and the nine-month
      periods ended September 30, 1998 and 1999
      (unaudited)...........................................   F-6
     Notes to Combined Financial Statements.................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Infinite Technology Group Ltd. and Affiliate

     We have audited the accompanying combined balance sheets of Infinite Technology Group Ltd. and Affiliate (the 'Company') as of December 31, 1998 and 1997, and the related combined statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Infinite Technology Group Ltd. and Affiliate at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                               /s/ Ernst & Young LLP

Melville, New York
September 30, 1999

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
                            COMBINED BALANCE SHEETS


                                                             DECEMBER 31,
                                                        -----------------------   SEPTEMBER 30,     PRO FORMA
                                                           1997         1998           1999        AS ADJUSTED
                                                           ----         ----      --------------   -----------
                                                                                   (UNAUDITED)     (UNAUDITED
                                                                                                    NOTE 13)
                        ASSETS
Current assets:
     Cash and cash equivalents........................  $  152,480   $  637,245   $    599,338
     Available-for-sale securities....................      --           24,079        106,651
     Accounts receivable, net of allowances for
       doubtful accounts of $55,000 in 1998 and
       $100,000 in 1999...............................   3,521,056    5,043,235     14,592,787
     Inventories......................................     402,834    2,022,042        587,207
     Loans receivable from shareholders...............     100,000       --            --
     Prepaid expenses and other current assets........      57,597      296,746         94,000
                                                        ----------   ----------   ------------
          Total current assets........................   4,233,967    8,023,347     15,979,983
Property and equipment, at cost, net of depreciation
  and amortization of $118,749 in 1997, $218,010 in
  1998 and $348,775 in 1999...........................     359,764      429,967        479,054
Other assets..........................................      11,132       11,132        956,328
                                                        ----------   ----------   ------------
          Total assets................................  $4,604,863   $8,464,446   $ 17,415,365
                                                        ----------   ----------   ------------
                                                        ----------   ----------   ------------

         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Line of credit...................................  $1,249,074   $3,400,000   $  3,500,000
     Note payable to bank.............................      --           --            500,000
     Accounts payable.................................   2,055,289    3,497,090      7,718,475
     Accrued expenses and other current liabilities...     336,093      665,106      1,487,250
     Current portion of term note payable to bank.....      --           99,996         99,996
     Current portion of notes payable to
       shareholders...................................      68,523       36,342        --
                                                        ----------   ----------   ------------
          Total current liabilities...................   3,708,979    7,698,534     13,305,721
Term note payable to bank, less current portion.......      --          383,338        308,341
Notes payable to shareholders, less current portion...      42,236       --            --
Commitments and contingencies
Shareholders' equity:
     Preferred stock, $.01 par value -- 2,000,000
       shares authorized, none issued and
       outstanding....................................      --           --            --          $   --
     ITG common stock, $.01 par value -- 20,000,000
       shares authorized, 5,900,000 issued and
       outstanding....................................      59,000       59,000         59,000         59,000
     ITIS common stock, no par value
       200 shares authorized, shares issued and
       outstanding; 100 in 1997 and 1998, 150 in
       1999...........................................      10,000       10,000        860,000        860,000
     Additional paid-in capital.......................      --            4,290          4,290          4,290
     Accumulated other comprehensive income...........      --           (1,303)       (28,054)       (28,054)
     Retained earnings................................     794,648      320,587      2,916,067      1,516,067
     Less: shareholder notes receivable for ITIS
       common stock...................................     (10,000)     (10,000)       (10,000)       (10,000)
                                                        ----------   ----------   ------------     ----------
          Total shareholders' equity..................     853,648      382,574      3,801,303     $2,401,303
                                                        ----------   ----------   ------------     ----------
                                                                                                   ----------
          Total liabilities and shareholders'
            equity....................................  $4,604,863   $8,464,446   $ 17,415,365
                                                        ----------   ----------   ------------
                                                        ----------   ----------   ------------


                            See accompanying notes.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
                       COMBINED STATEMENTS OF OPERATIONS


                                                                              NINE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   -------------------------
                                   1996          1997          1998          1998          1999
                                   ----          ----          ----          ----          ----
                                                                                 (UNAUDITED)
Net sales:
     Product sales............   17,191,567    19,649,853    21,584,246    14,885,892    35,303,565
     Service sales............    1,199,329     3,256,381     4,196,540     3,870,677     4,056,337
                                -----------   -----------   -----------   -----------   -----------
          Total sales.........   18,390,896    22,906,234    25,780,786    18,756,569    39,359,902
                                -----------   -----------   -----------   -----------   -----------
Operating expenses:
     Cost of product sales....   16,253,523    19,191,529    19,966,179    15,333,827    29,461,825
     Cost of service..........      528,880     1,087,535     1,348,389     1,146,889     2,128,977
     Selling, general and
       administrative
       expenses...............    1,280,084     2,656,620     4,643,513     2,709,430     4,781,094
                                -----------   -----------   -----------   -----------   -----------
          Total operating
            expenses..........   18,062,487    22,935,684    25,958,081    19,190,146    36,371,896
                                -----------   -----------   -----------   -----------   -----------
Operating income (loss).......      328,409       (29,450)     (177,295)     (433,577)    2,988,006
Other (expense) income:
     Interest expense, net of
       interest income........      (47,028)      (95,540)     (196,973)     (129,098)     (260,898)
     Miscellaneous income.....      --              4,662        20,207       --              6,372
                                -----------   -----------   -----------   -----------   -----------
Net income (loss).............  $   281,381   $  (120,328)  $  (354,061)  $  (562,675)  $ 2,733,480
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------

Pro Forma (unaudited):
     Income (loss) before
       provision for income
       taxes..................  $   281,381   $  (120,328)  $  (354,061)  $  (562,675)  $ 2,733,480
     Provision (benefit) for
       income taxes...........      128,000       (46,000)     (112,000)     (178,000)    1,230,000
                                -----------   -----------   -----------   -----------   -----------
     Net income (loss)........  $   153,381   $   (74,328)  $  (242,061)  $  (384,675)  $ 1,503,480
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
     Net income (loss) per
       share:
          Basic...............  $       .03   $      (.01)  $      (.04)  $      (.06)  $       .24
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
          Diluted.............  $       .03   $      (.01)  $      (.04)  $      (.06)  $       .22
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
     Weighted average shares
       outstanding:
          Basic...............    5,900,000     5,900,000     6,233,333     6,233,333     6,233,333
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------
          Diluted.............    5,900,000     5,900,000     6,233,333     6,233,333     6,689,521
                                -----------   -----------   -----------   -----------   -----------
                                -----------   -----------   -----------   -----------   -----------


                            See accompanying notes.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
       YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998 AND NINE MONTH PERIOD
                      ENDED SEPTEMBER 30, 1999 (UNAUDITED)



                                                     INFINITE TECHNOLOGY GROUP LTD.
                                      -------------------------------------------------------------
                                                                                       ACCUMULATED
                                         COMMON STOCK       ADDITIONAL                    OTHER
                                      -------------------    PAID-IN      RETAINED    COMPREHENSIVE
                                       SHARES     AMOUNT     CAPITAL      EARNINGS       INCOME
                                       ------     ------     -------      --------       ------
Balance at December 31, 1995........  5,900,000   $59,000     $--        $  773,595     $ --
    Distributions to shareholders...     --         --         --           (20,000)      --
    Net income......................     --         --         --           281,381       --
                                      ---------   -------     ------     ----------     --------

Balance at December 31, 1996........  5,900,000    59,000      --         1,034,976       --
    Distributions to shareholders...     --         --         --          (120,000)      --
    Net loss........................     --         --         --          (120,328)      --
                                      ---------   -------     ------     ----------     --------

Balance at December 31, 1997........  5,900,000    59,000      --           794,648       --
    Net loss........................     --         --         --          (354,061)      --
    Unrealized loss on
      available-for-sale
      securities....................     --         --         --            --           (1,303)
    Total comprehensive loss........     --         --         --            --           --
    Issuance of stock options to
      consultants...................     --         --         4,290         --           --
    Distributions to shareholders...     --         --         --          (120,000)      --
                                      ---------   -------     ------     ----------     --------
Balance at December 31, 1998........  5,900,000    59,000      4,290        320,587       (1,303)
    Net income (unaudited)..........     --         --         --         2,733,480       --
    Unrealized loss on available for
      sale securities (unaudited)...     --         --         --            --          (26,751)
    Total comprehensive income
      (unaudited)...................     --         --         --            --           --
    Distributions to shareholders
      (unaudited)...................     --         --         --          (138,000)      --
    Issuance of common stock in
      connection with the
      acquisition of the CarNet
      Services Agreement
      (unaudited)...................     --         --         --            --           --
                                      ---------   -------     ------     ----------     --------
Balance at September 30, 1999
  (unaudited).......................  5,900,000   $59,000     $4,290     $2,916,067     $(28,054)
                                      ---------   -------     ------     ----------     --------
                                      ---------   -------     ------     ----------     --------

                                             INFINITE TECHNOLOGY
                                          INFORMATION SYSTEMS INC.
                                      ---------------------------------

                                         COMMON STOCK       SHAREHOLDER       TOTAL
                                      -------------------      NOTES      SHAREHOLDERS'
                                      SHARES     AMOUNT     RECEIVABLE       EQUITY
                                      ------     ------     ----------       ------
Balance at December 31, 1995........   100     $   10,000    $(10,000)     $  832,595
    Distributions to shareholders...   --          --          --             (20,000)
    Net income......................   --          --          --             281,381
                                       ---     ----------    --------      ----------
Balance at December 31, 1996........   100         10,000     (10,000)      1,093,976
    Distributions to shareholders...                                         (120,000)
    Net loss........................   --          --          --            (120,328)
                                       ---     ----------    --------      ----------
Balance at December 31, 1997........   100         10,000     (10,000)        853,648
    Net loss........................   --          --          --            (354,061)
    Unrealized loss on
      available-for-sale
      securities....................   --          --          --              (1,303)
                                                                           ----------
    Total comprehensive loss........   --          --          --            (355,364)
    Issuance of stock options to
      consultants...................   --          --          --               4,290
    Distributions to shareholders...   --          --          --            (120,000)
                                       ---     ----------    --------      ----------
Balance at December 31, 1998........   100         10,000     (10,000)        382,574
    Net income (unaudited)..........   --          --          --           2,733,480
    Unrealized loss on available for
      sale securities (unaudited)...   --          --          --             (26,751)
                                                                           ----------
    Total comprehensive income
      (unaudited)...................   --          --          --           2,706,729
    Distributions to shareholders
      (unaudited)...................   --          --          --            (138,000)
    Issuance of common stock in
      connection with the
      acquisition of the CarNet
      Services Agreement (unaudited)    50        850,000      --             850,000
                                       ---     ----------    --------      ----------
Balance at September 30, 1999
  (unaudited).......................   150     $  860,000    $(10,000)     $3,801,303
                                       ---     ----------    --------      ----------
                                       ---     ----------    --------      ----------


                            See accompanying notes.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                        NINE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                          ---------------------------------------   -------------------------
                                             1996          1997          1998          1998          1999
                                             ----          ----          ----          ----          ----
                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......................  $   281,381   $  (120,328)  $  (354,061)     (562,675)  $ 2,733,480
Adjustments to reconcile net income
  (loss) to net cash used in operating
  activities:
  Depreciation and amortization.........       35,732       363,882        99,261        91,493       108,000
  Provision for doubtful accounts.......      --            --             55,000       --             45,000
  Non-cash consulting expense...........      --            --              4,290       --            --
  Realized gain on sales of
     available-for-sale securities,
     net................................      --            --             (3,857)      --             (6,372)
  Changes in operating assets and
     liabilities:
     Accounts receivable................    2,049,560    (1,651,708)   (1,577,179)     (712,354)   (9,594,552)
     Inventories........................     (353,147)      (29,687)   (1,619,208)   (2,104,292)    1,434,835
     Prepaid expenses and other current
       assets...........................         (440)      (36,142)     (239,149)      (37,466)      202,746
     Other assets.......................      --            (11,132)      --            --            --
     Accounts payable...................   (2,317,473)    1,240,986     1,441,801     2,268,014     4,221,385
     Accrued expenses and other current
       liabilities......................       98,373       220,398       329,013       244,542       822,144
                                          -----------   -----------   -----------   -----------   -----------
Net cash used in operating activities...     (206,014)      (23,731)   (1,864,089)     (812,738)      (33,334)
                                          -----------   -----------   -----------   -----------   -----------
INVESTING ACTIVITIES
Purchases of property and equipment.....     (218,596)     (146,714)     (169,464)     (102,283)     (157,087)
Purchases of available-for-sale
  securities............................      --            --            (55,294)      --           (239,686)
Proceeds from sales of
  available-for-sale securities.........      --            --             33,769       --            136,735
Other assets............................      --           (295,738)      --            --            --
                                          -----------   -----------   -----------   -----------   -----------
Net cash used in investing activities...     (218,596)     (442,452)     (190,989)     (102,283)     (260,038)
                                          -----------   -----------   -----------   -----------   -----------
FINANCING ACTIVITIES
Proceeds of line of credit..............      824,074       725,000     4,100,000       950,926       100,000
Principal repayments of line of
  credit................................     (400,000)     (100,000)   (1,949,074)      --            --
Principal repayments of notes payable to
  shareholders..........................      (25,338)      (63,903)      (74,417)      (50,941)      (36,342)
Proceeds of notes payable to
  shareholders..........................      200,000       --            --            --            --
Proceeds of notes payable to bank.......      --            --            500,000       --          1,200,000
Principal repayments of notes payable to
  bank..................................     (183,340)      --            (16,666)      --           (774,997)
Loan to shareholders....................      --           (100,000)      --            --            --
Proceeds of loan receivable from
  affiliated companies..................      --            120,000       --            --            --
Payments of deferred offering costs.....      --            --            --            --            (95,196)
Distributions to shareholders...........      (20,000)     (120,000)      (20,000)      --           (138,000)
                                          -----------   -----------   -----------   -----------   -----------
Net cash provided by financing
  activities............................      395,396       461,097     2,539,843       899,985       255,465
                                          -----------   -----------   -----------   -----------   -----------
Net (decrease) increase in cash and cash
  equivalents...........................      (29,214)       (5,086)      484,765       (15,036)      (37,907)
Cash and cash equivalents at beginning
  of period.............................      186,780       157,566       152,480       152,480       637,245
                                          -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period................................  $   157,566   $   152,480   $   637,245   $   137,444   $   599,338
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
Interest paid during the period.........  $    44,247   $    90,442   $   230,807   $   134,782   $   265,571
                                          -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------
Distributions to shareholders of $120,000 during the year ended December 31, 1998 included $100,000 which was applied as a reduction of the loans receivable from shareholders.


                            See accompanying notes.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
                     NOTES TO COMBINED FINANCIAL STATEMENTS
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


1. DESCRIPTION OF BUSINESS


     Infinite Technology Group Ltd. ('ITG' or the 'Company') and affiliate conducts its business through four core enterprises: software applications and services that apply to the disaster recovery, backup and record management areas; network and business consultations and integration; computer systems design, integration, staging and acquisition; internet implementation and consulting. The Company focuses its sales efforts on financial, manufacturing, distribution, government, health care, and education markets, principally in the metropolitan New York area.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF COMBINATION


     The accompanying combined financial statements include the accounts of the Company and Infinite Technology Information Services, Inc. ('ITIS' or the 'Affiliate'). Each of these companies were under common ownership and management through August 10, 1999, and under similar ownership and common management thereafter. See note 12 for further information regarding ITIS.


CONCENTRATION OF CREDIT RISK


     During 1996 and 1997, revenues from four customers aggregated approximately $11 million and $17 million, respectively, and during 1998 revenues from three customers aggregated approximately $11.5 million, which represented approximately 59% (16%, 15%, 14% and 14%), 75% (28%, 21%, 13% and 13%) and 45%
(22%, 12% and 11%), of the Company's revenues. During the nine month periods ended September 30, 1998 and 1999, revenues from three and two customers aggregated approximately $8.0 million and $13.4 million, respectively, which represented approximately 43% (18%, 13% and 12%) and 34% (20% and 14%) of the Company's revenues, respectively.



     The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. Credit losses relating to customers have been consistently within management's expectations. The Company charged $55,000 and $45,000 to operations for doubtful accounts during the year ended December 31, 1998 and the nine month period ended September 30, 1999, respectively.



     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions. Substantially all cash and cash equivalents are held in two financial institutions at December 31, 1998 and September 30, 1999. Cash equivalents are comprised of short-term money market funds.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS IN MARKETABLE SECURITIES

     The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ('SFAS') No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' The Company has evaluated its investment policies and determined that all of its investment securities are

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVESTMENTS IN MARKETABLE SECURITIES (CONTINUED) classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available for sale securities are included in miscellaneous income. The cost of securities sold is based on the specific identification method. Interest and dividends on such securities are included in miscellaneous income.

INVENTORIES


     Inventories, which consist of computer equipment and parts, are stated at the lower of cost (first-in, first-out basis) or market.


DEPRECIATION AND AMORTIZATION

     Office furniture, computer and telephone equipment are depreciated using the straight-line method over estimated useful lives ranging from five to ten years. Purchased computer software is depreciated over a period of four years. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the asset or the life of the lease.

IMPAIRMENT OF LONG-LIVED ASSETS


     When impairment indicators are present, the Company reviews the carrying value of its assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of such assets.


STOCK-BASED COMPENSATION

     As permitted by SFAS No. 123, 'Accounting for Stock-Based Compensation,' the Company has elected to follow Accounting Principles Board Opinion ('APB') No. 25, 'Accounting for Stock Issued to Employees' and related Interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under SFAS No. 123, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

INCOME TAXES

     The Company has elected to operate under Subchapter S of the Internal Revenue Code and, consequently, is not subject to federal and certain state income taxes; the shareholders include the Company's income in their own income for Federal and certain state income tax purposes.

     In connection with the completion of the Company's proposed initial public offering, the Company will no longer qualify as an S corporation and will become subject to corporate income taxes. (See note 13.)

REVENUE RECOGNITION

     Product sales are recognized at the time of shipment. Revenue from the sale of services is recognized when the services are performed. Revenue from maintenance contracts, which is billed monthly, is recognized at the time of billing.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING EXPENSE


     The cost of advertising is expensed as incurred. The Company incurred approximately $69,000, $74,000 and $166,000 in advertising costs during 1996, 1997 and 1998, respectively. During the nine month periods ended September 30, 1998 and 1999, advertising expense was approximately $143,000 and $86,000, respectively.


FAIR VALUES OF FINANCIAL INSTRUMENTS

     The recorded amounts of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities approximate fair values principally because of the short-term nature of these items. The recorded amounts of the Company's long-term debt approximates fair value because the fixed interest rate approximates the Company's current borrowing rate.

UNAUDITED INTERIM FINANCIAL STATEMENTS


     In the opinion of management, the unaudited financial statements for the nine months ended September 30, 1998 and 1999 are presented on a basis consistent with the audited combined financial statements and reflect all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results hereof. The results of operations for the nine months ended September 30, 1999, are not necessarily indicative of the results to be expected for the year ending December 31, 1999.


COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted SFAS No. 130, 'Reporting Comprehensive Income.' SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income (loss) income or shareholders' equity. SFAS No. 130 requires unrealized gains or losses on available-for-sale securities to be included in comprehensive income. There were no items of comprehensive income prior to January 1, 1998.

EARNINGS PER SHARE


     Historical net income/loss per share information, which has not been presented, as such information would not be meaningful without the provision of income taxes. Accordingly, the Company has presented unaudited pro forma net income (loss) per share in accordance with the provisions of SFAS No. 128, 'Earnings per Share.' Under the provisions of SFAS No. 128, basic and diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares outstanding for the period. The calculation of pro forma diluted net income per share for the nine month period ended September 30, 1999, includes the effect of dilutive stock options and warrants, as well as the effect of the additional shares which are deemed to be outstanding due to the payment of the merger consideration in the ITIS Merger which is being treated as a dividend for accounting purposes. Diluted net (loss) per share for the years ended December 31, 1997 and 1998 and nine month period ended September 30, 1998 excludes shares of common stock issuable upon the exercise of stock options and warrants as the effect of such exercises would be antidilutive. The effect of the aforementioned pro forma dividend treatment has been included in the calculations for the year ended December 31, 1998 and the nine month period ended September 30, 1998.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


3. AVAILABLE-FOR-SALE SECURITIES


     Available-for-sale securities consist of marketable equity securities of publicly traded companies and mutual funds. Investments at December 31, 1998 had an aggregate cost, fair market value and gross unrealized holding loss of $25,382, $24,079 and $1,303, respectively. At September 30, 1999, investments had an aggregate cost, fair market value and gross unrealized holding loss of $134,705, $106,651 and $28,054, respectively.


4. PROPERTY AND EQUIPMENT

     Details of property and equipment are as follows:


                                                        DECEMBER 31,       SEPTEMBER 30,
                                                     -------------------   -------------
                                                       1997       1998         1999
                                                       ----       ----         ----
Computer equipment.................................  $298,280   $377,274     $482,452
Computer software..................................    68,030    116,379      135,794
Furniture and fixtures.............................    47,200     57,535       79,774
Leasehold improvements.............................    65,003     96,789      129,809
                                                     --------   --------     --------
                                                      478,513    647,977      827,829
Less: accumulated depreciation and amortization....   118,749    218,010      348,775
                                                     --------   --------     --------
                                                     $359,764   $429,967     $479,054
                                                     --------   --------     --------
                                                     --------   --------     --------


5. DEBT

LINE OF CREDIT


     The Company has a line of credit with a bank for up to $3,500,000 which expires on June 30, 2000. At December 31, 1998 and September 30, 1999, $3,400,000 and $3,500,000 were outstanding under the line, respectively. The line of credit bears interest at the bank's prime lending rate plus three quarters of a percent, which was 8.50% at December 31, 1998 and 9.00% at September 30, 1999. The line of credit is collateralized by the Company's personal property, fixtures, accounts receivable and inventory.


TERM NOTE PAYABLE TO BANK


     During October 1998, the Company entered into a $500,000 term note payable with a bank. The note is payable in equal monthly installments through November 30, 2003 and bears interest at 7.61%. At December 31, 1998 and September 30, 1999, $483,334 and $408,337 were outstanding, respectively.


     Maturities of the note payable to bank are as follows:

Years ending December 31:
     1999...................................................  $ 99,996
     2000...................................................    99,996
     2001...................................................    99,996
     2002...................................................    99,996
     2003...................................................    83,350
                                                              --------
                                                              $483,334
                                                              --------
                                                              --------

6. LEASE COMMITMENTS


     The Company leases equipment under operating leases with terms from one to three years through 1999. Equipment rentals amounted to approximately $5,000, $5,000 and $17,000 in 1996, 1997 and 1998, respectively. For the nine months ended September 30, 1998 and 1999, equipment rentals were approximately $12,000 and $24,000, respectively.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


6. LEASE COMMITMENTS (CONTINUED)

     The Company leases office and warehouse space under six operating leases, five in Nassau County and one in New York City, with terms from two to five years through 2002. The leases call for increases in real estate taxes and operating costs over a base amount. The leases also include scheduled rent escalations throughout the lease terms, which are expensed on a straight-line basis over the lease term. No renewal terms exist. Rent expense was approximately $111,000, $216,000 and $272,000 for 1996, 1997 and 1998,
respectively, and $211,000 and $249,000, for the nine months ended
September 30, 1998 and 1999, respectively.


     Future minimum lease payments under the above leases, excluding real estate taxes and operating cost escalations, are as follows:

Year ending December 31:
     1999...................................................  $283,000
     2000...................................................   274,000
     2001...................................................   172,000
     2002...................................................    60,000
                                                              --------
     Total minimum lease payments...........................  $789,000
                                                              --------
                                                              --------

7. RELATED PARTY TRANSACTIONS

     In October 1997, the principal shareholders of the Company borrowed $100,000 from the Company. During 1998, shareholder distributions were declared which were applied against the amounts due.

     In August 1996, the Company borrowed $100,000 from each of the shareholders. The loans are being repaid over three years at an interest rate of 7%. The balance of the shareholders' notes payable was $110,759 and $36,342 at December 31, 1997 and 1998, respectively.

8. EMPLOYEE SAVINGS PLAN

     Effective April 1, 1997, the Company established a 401(k) Savings Plan ('the Plan'). All employees of the Company employed at the time of adoption were eligible for the Plan. All individuals subsequently employed must be employed for three months and over the age of nineteen to be eligible. Employees may elect to save up to 15% of their annual compensation on a pre-tax basis subject to certain limits. The Company matches 25% of the first 4% of compensation contributed to the plan. The Company incurred approximately $5,000 and $15,000 in 401(k) match during 1997 and 1998, respectively.

9. COMMON STOCK

     On June 12, 1997, the Company amended its certificate of incorporation to increase the aggregate number of shares of common stock authorized and issued, from 200 shares, no par value, to 2,000,000 shares, $.01 par value.

     On July 15, 1999, the Company again amended its certificate of incorporation to increase the aggregate number of shares of common stock authorized from 2,000,000 shares to 10,000,000 shares of common stock and 2,000,000 of preferred stock. In addition, a stock split of 5.9 shares for each share previously outstanding was declared resulting in 5,900,000 shares outstanding after the split. All share amounts have been restated to reflect the stock split. On September 27, 1999, the Company again amended its certificate of incorporation to increase the aggregate number of shares of common stock authorized from 10,000,000 shares to 20,000,000 shares.

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


10. STOCK INCENTIVE PLAN

     On June 16, 1997, the Company established an incentive stock option plan, whereby incentive stock options and nonqualifying stock options may be granted to employees and consultants to the Company which entitle them to purchase shares of the Company's common stock.

     The Company's 1997 Incentive Stock Option Plan authorized the grant of up to 320,000 options to acquire shares of the Company's $.01 par value common stock. Effective January 1, 1999, the Company increased the number of shares authorized for issuance under the 1997 Incentive Stock Option Plan to 600,000 from 320,000. All options granted have 10 year terms. Vesting is either 25% on the grant date and 25% on each anniversary date during the following three years, or 20% on the date of grant and 20% on each anniversary date during the following four years. No options were exercised during 1997, 1998 or 1999.

     The exercise price per share is determined by the Company's board of directors at the time of grant of such option provided, however, that in the case of an Incentive Stock Option, the exercise price may not be less than the fair market value of the common stock at the time of the grant. The vesting and expiration periods of options issued under this Plan are determined by the Company's Board of Directors as set forth in the applicable option agreement, provided that such date shall not be later than ten years after the date on which the options were granted.


     During 1997, 1998 and the nine months ended September 30, 1999, the Company's board of directors granted 200,480, 119,500 and 267,000 Incentive Stock Options at prices ranging from $1.12 to $10.00 per share. The options issued in 1997 fully vest after four years and expire ten years from the date of grant. The options issued in 1998 and 1999 fully vest after three years and expire ten years from the date of grant. On September 1, 1999, Paul Wolotsky, in connection with his employment agreement with the Company, was granted 300,000 non-qualified options at $8.50 per share. These options vest over a five year period and expire ten years from the date of grant. On September 15, 1999 the Company granted 150,000 stock options under the 1999 Directors Stock Option Plan at an exercise price of $10.00 per share. These options vest over a two-year period and expire ten years from the date of grant.


     Of the above options granted during 1998, 11,000 stock options were granted to various consultants in payment for their efforts in assisting in various Company matters. The Company recorded consulting expense as a result of this transaction of $4,290, which represents the fair market value of the options at the date of grant.

     Effective March 8, 1999, the Company adopted the 1999 Stock Option Plan which authorized the granting of up to 350,000 options to acquire shares of the Company's $.01 par value common stock. All options have a ten year term. The compensation committee will grant the options subject to a vesting schedule, conditions, restrictions and other provisions as it sees fit. There are no options currently outstanding under the 1999 Stock Option Plan.

     Effective September 15, 1999, the Company adopted the 1999 Directors Stock Option Plan which authorized the granting of up to 400,000 options to acquire shares of the Company's $.01 par value common stock. All options have a ten year term and vest 50% on the date of grant and 25% on each anniversary during the following two years. Upon the adoption of the 1999 directors plan, each of our existing eligible non-employee directors will be granted an option to purchase 30,000 shares of common stock. In the future, an option to purchase 25,000 shares of common stock will be granted to each non-employee who is elected or appointed to same as a director. An option to purchase 20,000 shares of common stock will be granted to each eligible non-employee director who is re-elected as a director by the shareholders. Each eligible employee director upon adoption of the plan will be granted an option to purchase 20,000 shares of common stock. In the future, an option to purchase 25,000 shares of common stock will be granted to each employee who is elected or appointed to serve as a director. An option to purchase 10,000 shares of common stock will be granted to each eligible employee director

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


10. STOCK INCENTIVE PLAN (CONTINUED)
who is re-elected as a director by the shareholders. In addition, any eligible director who is elected to a committee of our board of directors shall be granted an additional option to purchase 5,000 shares of common stock.

     Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions: risk free interest rate of 6%; no dividend yield and a weighted average expected life of the options of five years at date of grant.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of this amortization on the Company's pro forma net loss using the minimum value option pricing model is approximately $381,000 (or approximately $210,000 (unaudited) after deducting pro forma income taxes) for the year ended
December 31, 1998. The effect of this amortization on the year ended
December 31, 1997 was immaterial.

     A summary of the Company's stock option activity, and related information is as follows:


                                                                                     NINE MONTHS ENDED
                                     1997                       1998                 SEPTEMBER 30, 1999
                           ------------------------   ------------------------   --------------------------
                                       WEIGHTED-                  WEIGHTED-                    WEIGHTED-
                                        AVERAGE                    AVERAGE                      AVERAGE
                           OPTIONS   EXERCISE PRICE   OPTIONS   EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                           -------   --------------   -------   --------------    -------    --------------
                                                                                        (UNAUDITED)
Outstanding -- beginning
  of year................
                             --         -$-           200,480       $1.12          319,980       $1.27
Granted..................  200,480        1.12        119,500        1.50          717,000        7.02
Canceled.................    --         --              --         --               --          --
                           -------       -----        -------       -----        ---------       -----
Outstanding -- end of
  year...................  200,480       $1.12        319,980       $1.27        1,036,980       $5.25
                           -------       -----        -------       -----        ---------       -----
                           -------       -----        -------       -----        ---------       -----
Exercisable at end of
  year...................   40,096       $1.12        110,067       $1.21          346,788       $4.13
Weighted-averaged fair
  value of options
  granted during the
  year...................                $ .29                      $ .32                        $1.33


     Exercise prices for options outstanding as of December 31, 1998, were as follows:

NUMBER OF      RANGE OF          WEIGHTED-AVERAGE
 OPTIONS    EXERCISE PRICE  REMAINING CONTRACTUAL LIFE
 -------    --------------  --------------------------
 200,480        $1.12               8.5 years
 119,500        $1.50               9.0 years
 -------
 319,980
 -------
 -------


     The options issued during the nine months ended September 30, 1999 had an exercise price ranging from $3.00 to $10.00 per share.




11. CONTINGENCIES


     The Company is occasionally the subject of or a party to various lawsuits in the normal course of business. One claim outstanding was settled during May 1999 for an immaterial amount. No other claims were outstanding at December 31, 1998 and September 30, 1999.


12. ITIS

     ITIS was formed on April 5, 1995 as a New York Corporation equally owned by James McGowan ('McGowan') (50 shares of common stock) and Mark Dresner ('Dresner') (50 shares of common stock). Consideration for the shares is evidenced by notes payable to ITIS in the aggregate amount of

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


12. ITIS (CONTINUED)
$10,000, which notes remain outstanding. The shareholders' equity of ITIS is included in the accompanying balance sheets at December 31, 1997 and 1998 and June 30, 1999; however, because the notes are deducted from shareholders' equity, the equity of ITIS is effectively nil. Through June 30, 1999, ITIS had no operations or transactions.

     On August 10, 1999, ITIS entered into a Stock Purchase Agreement (the 'Agreement') with Wolotsky Enterprises, L.L.C., a Maryland limited liability company owned 100% by Paul Wolotsky. In accordance with the agreement, ITIS issued 50 new shares of its common stock to Wolotsky Enterprises, L.L.C. in exchange for the right to enter into a Services Agreement with WorldOnline, Inc. for the establishment of an auto industry intranet project (the 'CarNet Services Agreement'). As the result of this transaction, McGowan, Dresner and Wolotsky Enterprises, L.L.C. each own 50 shares, or one-third, of ITIS common stock.


     On September 20, 1999, the Company and ITIS entered into a merger agreement providing that ITIS will merge (the 'ITIS Merger') with and into a wholly-owned subsidiary of the Company upon the closing of the Company's proposed initial public offering. At the time of the ITIS Merger, all of the outstanding shares of common stock of ITIS will be exchanged for a total of 100,000 shares of Common Stock of the Company and $3.5 million in cash to be funded from the proceeds of the proposed public offering. In connection with the ITIS Merger, McGowan, Dresner and Wolotsky Enterprises, L.L.C. entered into a consideration splitting agreement pursuant to which McGowan and Dresner will each receive $1.5 million of the proceeds in cash and Wolotsky Enterprises, L.L.C. will receive $.5 million in cash and 100,000 shares of Company common stock which will be valued at a price approximating the Company's initial public offering price. ITIS recorded the estimated value of the CarNet Services Agreement at $850,000, based upon the value ascribed to the Company's shares to be received in the proposed ITIS Merger. This amount will be amortized to operations over the three-year life of the CarNet Services Agreement.



     The ITIS Merger will be accounted for as a merger of entities under common control, which is similar to the pooling of interests method of accounting. The portion of the proceeds of the proposed initial public offering which will be used to fund the cash consideration in the ITIS Merger, or $3.5 million, will be treated as a dividend.


     Pursuant to the ITIS Merger agreement, upon the consummation of the ITIS Merger, the Company will make a loan to Paul Wolotsky in the amount of $500,000. The loan will be repayable on June 30, 2004 or upon the sale of the 100,000 shares of Company common stock held by Wolotsky Enterprises, L.L.C., which shares will secure the loan. The loan will bear interest at 6% per annum.


     ITIS is a party to a Master Internet Services Agreement with MCSP, Inc., dated July 1, 1999, pursuant to which ITIS has the exclusive use, other than existing hosting commitments of MCSP, Inc., of MCSP, Inc.'s Internet data center facilities and internet connectivity assets. ITIS will compensate MCSP, Inc. in an amount equal to 105% of the actual direct costs incurred by MCSP, Inc. in connection with the provision of these services. The agreement also provides that, at any time after January 1, 2001, either MCSP, Inc. or ITIS may elect that MCSP, Inc. merge with and into ITIS, if certain revenue levels have been attained. Under the terms of the merger agreement, we have assumed this obligation, and, upon effectiveness of any merger involving ITG, all of the shares of common stock of MCSP, Inc. will be exchanged for a total of 250,000 shares of common stock. Paul Wolotsky is the sole officer, director and shareholder of MCSP, Inc.


13. PRO FORMA INCOME TAXES AND SUBCHAPTER S DISTRIBUTION (UNAUDITED)

     As described in Note 2, the Company elected to operate under Subchapter S of the Internal Revenue Code. In connection with the completion of the Company's proposed initial public offering, the Company will no longer qualify as an S corporation and will become subject to corporate income taxes. The Company estimates that it will establish a deferred tax liability of approximately $30,000 with

                  INFINITE TECHNOLOGY GROUP LTD. AND AFFILIATE
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
   DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)



13. PRO FORMA INCOME TAXES AND SUBCHAPTER S DISTRIBUTION (UNAUDITED) (CONTINUED)

a corresponding charge to operations upon the termination of its Subchapter S status. The difference between pro forma taxes at the Federal statutory rate and the pro forma tax provision (benefit) as presented is the impact of state and local income taxes, net of Federal benefit.


     The unaudited Pro Forma As Adjusted shareholders' equity information presented with the accompanying unaudited balance sheet as of September 30, 1999 reflects the shareholders' equity of the Company as if the planned estimated $1,400,000 Subchapter S distribution had been made to Mr. Dresner and Mr. McGowan at such date.





14. SUBSEQUENT EVENTS (UNAUDITED)



     On October 21, 1999, the Company repaid $500,000 under a note with a bank, dated September 20, 1999.



     On October 21, 1999, the Company borrowed $800,000 under a note with a bank. The note is due November 22, 1999, and bears interest at the bank's prime rate plus three quarters of a percent (9%).



     On October 29, 1999, the Company's line of credit was increased to $7,500,000. The line expires on June 30, 2001 and bears interest at the bank's prime rate plus three quarters of a percent. Borrowings under this line reduce automatically to $3,500,000 on the earlier to occur of (1) December 31, 1999 and
(2) the consummation of an initial public offering of the common stock of the Company. In connection with the increase in the Company's line of credit, the bank was issued 25,000 warrants to purchase common stock in the Company at an exercise price of $.01 per share over a five year period.



     On November 3, 1999, the Company repaid a note with a bank for $3,500,000 due under its line of credit. In addition, the Company repaid a note for $800,000 dated October 21, 1999.



     On November 3, 1999, the Company borrowed $7,300,000 under a note with a bank. The note is due December 3, 1999 and bears interest at the bank's prime rate plus three quarters of one percent (9%).

     (Inside back cover)

                      [INFINITE TECHNOLOGY GROUP GRAPHIC]

     Copy:______________________________-

                          www.infinitetech.com

________________________________________________________________________________

                                     [LOGO]

                         INFINITE TECHNOLOGY GROUP LTD.
                        2,000,000 SHARES OF COMMON STOCK

                               ------------------
                                   PROSPECTUS
                               ------------------

                      AUERBACH, POLLAK & RICHARDSON, INC.

  ---------------------------------------------------------------------------


     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make any representation as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the common stock.


     Until                , 1999 (25 days after the date of this prospectus),
all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                        , 1999

________________________________________________________________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with issuance and distribution of the securities being registered, all of which shall be paid by Infinite Technology Group. All of such amounts (except the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee) are estimated.


Securities and Exchange Commission Registration Fee.........  $  7,913
NASD Filing Fee.............................................     3,346
Nasdaq National Market Listing Fee..........................    72,875
Printing Expenses...........................................   100,000
Legal Fees and Expenses.....................................   150,000
Accounting Fees and Expenses................................   125,000
Blue Sky Fees and Expenses..................................    10,000
Transfer Agent and Registrar Fees and Expenses..............     5,000
Miscellaneous Expenses......................................    24,366
                                                              --------
     Total..................................................  $500,000
                                                              --------
                                                              --------


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

New York Business Corporation Law

     Section 722(a) of the New York Business Corporation Law ('BCL') provides that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Infinite Technology Group may and, in certain cases, must be indemnified by Infinite Technology Group against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Infinite Technology Group. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Infinite Technology Group, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

Certificate of Incorporation

     The certificate of incorporation of Infinite Technology Group provides that a director of Infinite Technology Group shall not be personally liable to Infinite Technology Group or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Infinite Technology Group or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 719 of the BCL or (4) for any transaction from which the director derived an improper personal benefit. Additionally, the certificate of incorporation provides that Infinite Technology Group will indemnify its officers and directors to the fullest extent permitted by the BCL. However, if the BCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Infinite Technology Group, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the amended BCL. Further, any repeal or modification of such provision of the certificate of incorporation by the shareholders of Infinite Technology Group shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Infinite Technology Group existing at the time of such repeal or modification.

Bylaws

     Infinite Technology Group's bylaws generally provide for indemnification of officers, directors, employees and agents of Infinite Technology Group and persons serving at the request of Infinite Technology Group in such capacities for other business organizations against certain losses, costs, liabilities, and expenses incurred by reason of their positions with Infinite Technology Group or such other business organizations. In the case of non-derivative actions, Infinite Technology Group will indemnify such persons against expenses, including attorney's fees, judgments, fines and amounts paid in settlement incurred by such person as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Infinite Technology Group. In the case of derivative actions, Infinite Technology Group will indemnify such persons against expenses, including attorneys' fees, incurred by them as long as they acted in good faith and in a manner they believed to be in or not opposed to the best interests of Infinite Technology Group. Infinite Technology Group also has policies insuring its officers and directors and certain officers and directors of its wholly owned subsidiaries against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

Underwriting Agreement

     The underwriting agreement will provide for the indemnification of the directors and officers of Infinite Technology Group in certain circumstances.

Insurance

     Infinite Technology Group intends to maintain a policy of liability insurance to insure its officers and directors and certain directors and officers of its wholly owned subsidiaries against losses resulting from certain acts committed by them in their capacities as officers and directors of Infinite Technology Group or its subsidiaries.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1996, Infinite Technology Group has sold and issued the following securities:


     1. The Company's 1997 Stock Option Plan, as amended, provides for the grant of stock options to key employees of the Company (the '1997 Plan'). Under the 1997 Plan, employees are eligible to receive grants of incentive stock options, which are intended to be 'Incentive Stock Options,' as defined by Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. Options granted under the 1997 Plan are not exercisable after ten years after the date of grant. An aggregate of 600,000 shares of common stock have been reserved for issuance upon exercise of outstanding options issued under the 1997 Plan. The Company believes that the 1997 Plan grants described in this paragraph are exempt from the registration requirements of the Securities Act by reason of Rule 701 promulgated thereunder, because such options were granted pursuant to a written compensatory benefit plan of the Company, copies of which were provided to each participant, and the aggregate offering price did not exceed the limit prescribed by Rule 701 in connection with any such grant. As of September 30, 1999, pursuant to the 1997 Plan, options to purchase an aggregate of 584,480 shares of common stock were outstanding, including options, granted on June 17, 1997, to purchase 200,480 shares of common stock at an exercise price of $1.12 per share, options, granted on January 15, 1998, to purchase 119,500 shares of common stock at an exercise price of $1.50 per share, options, granted on January 15, 1999, to purchase 165,500 shares of common stock at an exercise price of $3.00 per share, options, granted on January 15, 1999, to purchase 60,000 shares of common stock at an exercise price of $3.30 per share, options, granted on March 15, 1999, to purchase 14,000 shares of common stock at an exercise price of $3.75 per share, options, granted on March 15, 1999 and April 15, 1999, to purchase an aggregate of 4,000 shares of common stock at an exercise price of $5.00 per share and options, granted on August 23, 1999 and September 27, 1999, to purchase an aggregate of 21,000 shares of common stock at an exercise price of $10.00 per share. No such outstanding options had been exercised.

     2. The Company's 1999 Directors' Stock Option Plan, provides for the grant of stock options to employee and non-employee directors and committee members of the Company (the '1999 Directors' Plan'). Under the 1999 Directors' Plan, optionees receive non-discretionary, automatic grants of non-qualified options. Under the 1999 Directors' Plan, options vest
        (i) 50% immediately upon grant, (ii) 25% if the optionee has continued to serve as a director of the Company for the entirety of the year in which the grant of an option is made; and (iii) the remaining 25%, if the optionee has continued to serve as a director of the Company for the entirety of the second year following the year in which the option grant is made. Options granted under the 1999 Directors' Plan are not exercisable after ten years after the date of grant. An aggregate of 400,000 shares of common stock have been reserved for issuance upon exercise of outstanding options issued under the 1999 Directors' Plan. The Company believes that the 1999 Directors' Plan grants described in this paragraph are exempt from the registration requirements of the Securities Act by reason of Rule 701 promulgated thereunder, because such options were granted pursuant to a written compensatory benefit plan of the Company, copies of which were provided to each participant, and the aggregate offering price did not exceed the limit prescribed by Rule 701 in connection with any such grant. As of November 15, 1999, pursuant to the 1999 Directors' Plan, options to purchase an aggregate of 150,000 shares of common stock were outstanding at an exercise price of $10.00 per share. No such outstanding options had been exercised.



     3. On September, 1 1999, the Company issued a ten (10) year option to Paul Wolotsky to purchase up to 300,000 shares of the Company's common stock at an exercise price of $8.50 per share, in consideration for Mr. Wolotsky's execution of his employment agreement. The shares underlying the option vest (i) 25,000 on September 1, 1999; (ii) 35,000 on September 1, 2000; (iii) 45,000 on September 1, 2001; (iv) 55,000 on
        September 1, 2002; (v) 65,000 on September 1, 2003; and (vi) 75,000 on
        September 1, 2004. The Company believes that this transaction is exempt from registration under the Securities Act pursuant to Section 4(2), or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering.



     4. On September 20, 1999, the Company entered into a merger agreement with Infinite Technology Information Services, Inc. ('ITIS'), pursuant to which ITIS shall be merged with and into Mercury Internet Services, Inc, a wholly-owned subsidiary of the Company. The merger shall be consummated upon effectiveness of this offering. At consummation of the merger, the Company shall issue 100,000 shares of common stock to ITIS as part of the merger consideration. The Company believes that this transaction is exempt from registration under the Securities Act pursuant to Section 4(2), or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering.



     5. On October 29, 1999, the Company issued a five (5) year warrant to Chemical Investments, Inc. to purchase up to 25,000 shares of the Company's common stock at an exercise price of $.01 per share, as additional incentive for The Chase Manhattan Bank to extend the Company's line of credit. The shares underlying the warrant vest on the earlier of (i) June 30, 2000, or (ii) the closing of the Company's initial public offering. The Company believes that this transaction is exempt from the registration under the Securities Act pursuant to
        Section 4(2), or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering.



     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offerings.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits


EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------
   1.1   -- Form of Underwriting Agreement, as amended.**
   1.2   -- Form of Dealer Agreement.*
   1.3   -- Form of Underwriter's Warrant Agreement.*
   2.1   -- Merger Agreement, dated September 20, 1999, between the
           Company and Infinite
           Technology Information Services, Inc.*
   3.1   -- Amended and Restated Certificate of Incorporation of the
           Company.*
   3.2   -- Bylaws of the Company.*
   4.1   -- Specimen Certificate representing Common Stock.**
   4.2   -- 1997 Stock Option Plan, as amended.*
   4.3   -- 1999 Stock Option Plan.*
   4.4   -- 1999 Directors' Stock Option Plan.*
   5.1   -- Opinion of Parker Duryee Rosoff & Haft, P.C.***
  10.1   -- Employment Agreement, dated as of July 1, 1999, between the Company and Mark
           Dresner.*
  10.2   -- Employment Agreement, dated as of July 1, 1999, between the Company and James McGowan.*
  10.3   -- Employment Agreement, dated as of September 1, 1999,
           between the Company and Paul Wolotsky.*
  10.4   -- Master Internet Services Agreement, dated July 1, 1999, between Infinite Technology Information Services, Inc. and
           MCSP, Inc.*
  10.5   -- Leases, between the Company and Gaspar Industries, Inc., as amended.**
  10.6   -- Lease, dated June 4, 1997, between the Company and JMB-40
           Broad Street Associates.***
  10.7   -- S Corporation Termination, Tax Allocation and
           Indemnification Agreement, dated November 17, 1999, among
           Mark Dresner, James McGowan and the Company.**
  10.8   -- U.S. Indirect Value Added Reseller Agreement, dated
           April 25, 1995, between Sun Microsystems, Inc. and the
           Company, as amended.**
  21.1   -- Subsidiaries of the Company.*
  23.1   -- Consent of Ernst & Young LLP.**
  23.2   -- Consent of Parker Duryee Rosoff & Haft, P.C. (contained in Exhibit 5.1).***
  24.1   -- Power of Attorney (included on the signature page of this registration statement).*
  27.1   -- Financial Data Schedule.**


------------


  * Previously filed.



 ** Filed herewith.



*** To be filed by amendment.


     (b) Financial Statement Schedules.

     All schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mineola, on November 19, 1999.


                                          INFINITE TECHNOLOGY GROUP LTD.

                                          By:          /s/ JAMES McGOWAN
                                             ...................................
                                                       JAMES McGOWAN
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.



                SIGNATURE                                  TITLE                         DATE
                ---------                                  -----                         ----
             /S/ MARK DRESNER               Chairman of the Board and Director    November 19, 1999
 .........................................
               MARK DRESNER

                    *                       President, Chief Executive Officer    November 19, 1999
 .........................................    and Director (Principal Executive
              JAMES McGOWAN                   Officer)

                    *                       Director                              November 19, 1999
 .........................................
              PAUL WOLOTSKY

                    *                       Director                              November 19, 1999
 .........................................
             BERNARD ESQUENET

                    *                       Director                              November 19, 1999
 .........................................
             CRAIG S. LIBSON

                    *                       Chief Financial Officer (Principal    November 19, 1999
 .........................................    Financial and Accounting Officer)
              DENNIS WILSON

         *By:          /s/ MARK DRESNER
 ...............................................
                  MARK DRESNER
                ATTORNEY-IN-FACT
